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Follow-Up Materials

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REGISTRANT'S NAME Skandinaviska Enskilda Banken

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 15 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3637 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/15/05

SEB

Annual Accounts 2004

PRESS RELEASE **STOCKHOLM 9 FEBRUARY 2005**

Skandinaviska Enskilda Banken

File no: 82-3637

12-31-04
AR/S

Best result to date

- Operating result for the fourth quarter, SEK 2.5bn, was 21 per cent better than for the previous quarter and 15 per cent up compared with the corresponding period in 2003.
- Operating result for 2004 increased by 16 per cent, to SEK 9.3bn. All divisions improved their results.
- Net profit (after tax) for the full year increased by 16 per cent, to SEK 6.6bn.
- Total income rose by 4 per cent, while underlying costs remained stable.
- Net credit losses remained low.
- Return on equity was 13.2 per cent (12.3). Earnings per share increased by 18 per cent, to SEK 9.69 (8.22).
- The Board of Directors proposes a dividend of SEK 4.35 (4.00) and a new share buy-back scheme.

Strengthened market position

- In Sweden, SEB increased its market shares in key areas such as mortgage lending, unit-linked insurance and corporate lending.
- The Group also strengthened its position in its other home markets, with increased business volumes within many areas.
- Customer satisfaction and ranking improved.
- Three add-on acquisitions have been finalised:
  - Eurocard's card-issuing activities in Denmark.
  - Codan Pension, one of the leading Danish life insurance companies.
  - Bank Agio in the Ukraine (purchase completed in January 2005).

Forthcoming changes on the Board and within the Group Executive Committee

- At the 2005 Annual General Meeting, Jacob Wallenberg will step back as Chairman of the Board. Marcus Wallenberg, current Deputy Chairman, is proposed as new Chairman.
- Annika Falkengren, Deputy Group Chief Executive and previous Head of the Corporate & Institutions division, has been appointed new President and Group Chief Executive as from 1 January, 2006. Lars H Thunell, the present Group Chief Executive, will retire in 2006.

President's comments

SEB's position is strong. The past year was a good year for SEB and its shareholders. Our decision a few years ago to focus more strongly on our customers, improve internal co-operation and reduce costs through our 3 C-programme have yielded results. Our customers have step by step become more satisfied, which has led to increased volumes and market shares within several areas. SEB presents its best operating result ever. It is with great pleasure that I note improved results within all divisions and the success of SEB's internationalisation since the mid 90's. I am proud of our competent and committed staff.

SEB combines local presence with international competence

We continue to aim for a position as a leading bank in northern Europe, based upon long-term customer relations, competence and e-technology. Over the last years we have successfully met high customer demands, building on our platform as an international bank with a local presence in nine home markets in the Nordic region, the Baltic countries, Germany and Poland. During the year we have strengthened our Nordic position further through the acquisitions of Eurocard and Codan Pension in Denmark. In addition, Merchant Banking's expansion in the Nordic countries outside Sweden and in Germany has been successful. By increasing co-operation throughout the Group, we can offer both private and corporate customers individual solutions on the basis of the joint competence of SEB. The Group has now more banking customers in the Baltic countries than in Sweden and more than half of the staff is employed internationally. Approximately 45 per cent of profits are generated in our non-Swedish home markets.

Improved results within all divisions

Five out of six divisions present their best results ever and the fourth quarter was especially strong. SEB's corporate business accounts for an increasingly large part of the result. The Corporate & Institutions division has quarter by quarter delivered high and stable results, despite varying market conditions. The corporate side is also growing in importance within retail operations. This is also true for life insurance, where the occupational pension market now dominates our business.

Despite a tough interest rate environment, the Nordic retail operations reported improved results following intensified sales activities leading to higher mortgage and savings volumes. We have strengthened our competence further within the area of individual financial advice and Euromoney recently ranked SEB's Private Banking as number one in Sweden.

SEB Asset Management presents the largest relative result improvement. Strong equity markets have contributed, but the improved result is an effect of increased sales, too. Portfolio performance is in line with that of SEB's peers, but our ambitions are higher than so. We therefore continue our efforts to improve investment processes further.

The strategy for the life insurance business focusing on unit-linked and occupational pension schemes has proved successful. SEB Trygg Liv has strengthened its position as market leader within these areas and presented its best result to date. Clearly, the embedded values that have been built up over several years are now beginning to contribute to the operating result.

SEB in Germany has over the last years taken several steps towards increased profit growth. The profit improvement programme within retail has yielded results. Results have improved step by step, even though there is still room for further improvement. Merchant Banking in Germany has exploited growth opportunities, increased volumes and reached our profitability goal.

High loan portfolio volumes and active product development in the savings area have contributed to the Eastern European Banking division's result of over SEK 1bn. The competence and experience of our Baltic banks constitute the stepping-stone for further expansion into Eastern Europe through the acquisition of Bank Agio in the Ukraine and continued growth in Russia.

Employees' competence and commitment

Ultimately, SEB's strong position and our customers' willingness to increase business volumes with us is a result of our employees' competence and commitment. Our aim over the last years to increase co-operation between different units, more distinctly offering One SEB to our customers, has deepened employee motivation. Our core values are now implemented and form part of SEB's day-to-day operations. This is clearly reflected in the strong SEB-culture that is developing, where decisions are taken on a local basis near the customers. This was evident during the tragic events following the tsunami in Asia. The commitment and readiness to take action contributed to swift help to customers in need. Employees also contributed considerable amounts through a collection, which SEB chose to match.

A strong SEB for the future

It is with confidence that I look forward to 2005, which will also be my last year as Group Chief Executive of SEB. On 1 January next year, Annika Falkengren, who has successfully managed the Group's largest division, will succeed me. It is a clear sign of strength for SEB that the succession can take place in such a planned way. We will continue to focus on customers, costs and increased co-operation. The strategy remains the same. It is through our North-European platform and around the Baltic rim that we can offer our customers even better solutions and thus promote growth.

The Group

Fourth quarter isolated

The best quarter

SEB's operating result for the fourth quarter, SEK 2,522m, was 21 per cent better than for the previous quarter and 15 per cent up compared with the corresponding period in 2003. Net profit (after tax) rose to SEK 1,750m. Total tax for the quarter was SEK 772m (529). Isolated for the quarter, the tax rate was 30.6 per cent (25.3). The high tax rate was mainly due to a one-off effect in connection with a sale of card operations in Norway.

Return on equity for the fourth quarter was 13.9 per cent.

Total income amounted to SEK 7,248m, 9 per cent better than in the previous quarter, and 2 per cent better than for the corresponding period of last year.

Net interest income was stable between the third and fourth quarter. Volume growth, particularly within mortgage and corporate lending, compensated for margin pressure. Net commission income increased substantially, both compared with the previous quarter and with the fourth quarter of 2003. This was due to increased income from equity brokerage, mutual funds, cards and custody operations.

Net financial transactions, which in the previous quarter were negatively affected by seasonal low activity, regained more normal levels.

Total costs amounted to SEK 4,852m, an increase of 8 per cent from the previous quarter and 4 per cent higher than in the corresponding quarter of 2003. Non-recurring costs of SEK 121m were included in the costs for the fourth quarter.

Net credit losses were SEK 188m (330).

Result for the full year of 2004

The best result to date

The SEB Group's *operating result* for 2004 was the best to date in nominal terms. Compared with 2003 the result increased by 16 per cent, to SEK 9,273m (7,963). Restructuring costs in Germany and new accounting principles regarding employee benefits affected the result negatively by SEK 394m. Excluding these effects, profits increased by 21 per cent.

Net profit increased, by 16 per cent, to SEK 6,590m (5,704).

Increased income

Total income increased by 4 per cent, to SEK 28,225m (27,071). The improvement was mainly an effect of higher net commission income from capital markets and card fees.

Net interest income decreased somewhat, to SEK 13,521m (13,782). Continuously increased volumes, particularly of mortgage and corporate lending as well as 2.0 per cent level throughout the year. In addition, new accounting principles regarding employee benefits had a negative impact of SEK 120m.

Net commission income rose by 11 per cent, to SEK 11,299m (10,218). The improvement was an effect of increased capital market-related revenues, particularly at the beginning and end of the year. Equity brokerage income increased by 12 per cent and fund management fees rose by 22 per cent compared with 2003. Commissions from card operations increased by 13 per cent.

Net financial transactions rose by 4 per cent, to SEK 2,176m (2,084).

Other income amounted to SEK 1,229m (987). This included capital gains of SEK 292m from the sale of SEB's shares in Amagerbanken, Denmark, SEK 210m, and Euroline, Norway, SEK 82m.

Stable underlying cost level

Total costs increased by 4 per cent, to SEK 18,801m (18,135). Restructuring costs of SEK 163m in Germany and a one-off write-down of goodwill by SEK 58m in the second quarter had a negative effect. Excluding these one-off items and the effects of changed accounting principles, costs were virtually unchanged.

Staff costs increased to SEK 10,912m (10,499). This was due to changed accounting principles, performance-related remuneration and Merchant Banking's announced growth ambitions outside Sweden, particularly in Germany and the other Nordic countries.

The number of full time equivalents in December 2004 was 18,087, an increase of 255 compared with December 2003. Excluding Codan Pension, Eurocard in Denmark and approximately 100 professionals recruited by Merchant Banking, the number decreased by 225.

Other operating costs were stable, at SEK 6,318m (6,191), in spite of investments in new IT-systems, preparations for Basel II and the new accounting principles (IFRS). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) were SEK 3.6bn (3.5).

Low credit losses

The Group's *net credit losses*, including changes in the value of assets taken over, decreased to SEK 701m (1,006). The credit loss level was 0.10 per cent (0.15). Asset quality remained stable.

Improved result from life insurance operations

SEB Trygg Liv's operating result increased, to SEK 508m (149) including Codan Pension from the fourth quarter. Excluding Codan Pension, the result rose to SEK 379m. The result has been included in the Group's result.

SEB Trygg Liv's business result (including change in

The surplus value changes of SEK 1,470m are not consolidated with the SEB Group's result. A complete description of SEB Trygg Liv's operations, including change in surplus values, is reported in "Additional information" on www.sebgroup.com.

The result of the SEB Group's total insurance operations - non-life (run-off only) and life including goodwill amortisation of SEK 147m (147) - amounted to SEK 560m (78).

Net profit and tax

Profit after tax increased by 16 per cent, to SEK 6,590m (5,704). Return on equity improved to 13.2 (12.3). Earnings per share increased to SEK 9.69 (8.22), calculated on weighted number of shares.

Total tax amounted to SEK 2,666m (2,247). SEK 3,024m (1,402) represented taxes paid, SEK- 669m (761) deferred tax and SEK 304m (84) taxes for previous years. The total tax rate was 28.7 per cent (28.2). The increase was mainly due to tax for previous years.

Increased assets under management

As of 31 December 2004, assets under management amounted to SEK 886bn, an increase of 8 per cent compared to year-end 2003. Net inflow during the year was SEK 39bn (36), emanating from all of SEB's home markets, while the change in value was SEK 32bn (44). The acquisition of Codan Pension contributed SEK 4bn.

Balance sheet growth

The Group's total balance sheet amounted to SEK 1,591bn, an increase of 24 per cent compared with year-end 2003 (1,279). The increase over the year represents larger lending to and deposit volumes from the public, as well as higher trading and repo market activities. The consolidation of Codan Pension during the fourth quarter increased insurance assets and liabilities by SEK 81bn and SEK 77bn, respectively. The effect from the larger volumes on the Group's risk situation was limited, as evidenced by a 6 per cent increase in risk-weighted assets and a decrease in Value at Risk levels in the trading operations.

Due to new accounting principles for employee benefits, assets and commitments, the Group's pension obligations have been consolidated in the balance sheet. As from the beginning of 2004, the consolidation contributed SEK 1.4bn to equity, which is included in core capital.

Credit portfolio

Total credit exposure, including contingent liabilities and derivatives contracts, amounted to SEK 1,134bn (1,040), of which loans and leasing excluding repos amounted to SEK 825bn (776). The volume growth was related to all sectors and home markets. Corporate and real estate lending as well as Swedish mortgage lending and the German public sector represented the main areas of growth. The Nordic corporate sector growth was especially strong in the last quarter. The volume increase was even more pronounced the Swedish krona.

The geographical distribution of the credit portfolio remained stable, with credit volumes concentrated in SEB's home markets: the Nordic area 47 per cent (45), Germany 33 per cent (34) and the Baltic countries 5 per cent (4).

On 31 December, *doubtful loans*, gross, amounted to SEK 8,831m (10,877), of which SEK 8,086m (8,632) were non-performing loans (loans where interest and amortisation are not paid) and SEK 745m (2,245) performing loans. The reserve ratio was 72 per cent (66).

The volume of assets taken over was SEK 80m (117).

Capital base and capital adequacy

In the fourth quarter of 2004, SEB transacted a EUR 750m subordinated debt issue to take advantage of favourable market conditions and to replace debt that will be redeemed in early 2005. A USD 500m issue during the first quarter qualified as so-called core capital contribution. As of 31 December 2004, the capital base of the financial group of undertakings (i.e. excluding insurance companies) was SEK 58.7bn (54.7). Core capital was SEK 44.3bn (42.6), of which SEK 3.3bn (1.8) constituted core capital contribution.

Total risk-weighted assets (RWA) amounted to SEK 570bn (535). The increase of SEK 35bn was mainly credit-related and reflects increased volumes e.g. in residential mortgage, corporate, and commercial real estate lending. The *core capital ratio* was 7.8 per cent (8.0) and the *total capital ratio* 10.3 per cent (10.2).

Following a regulatory change from the year 2004, deferred tax assets and all intangible assets (not only goodwill as before) shall be excluded from the capital base. In consequence, the capital ratios are now computed net of the Group's SEK 1.7bn in such assets.

Risk and capital management

During 2004, the Group continued its preparations concerning the new capital adequacy rules (Basel II) which are being finalised by EU and national authorities. Realisation of the potential benefit to the SEB Group, as shown in preliminary assessments of resulting RWA levels, creates a strong incentive for the Group-wide implementation of the project.

Add-on acquisitions

During 2004, SEB made three acquisitions in line with its strategy to strengthen its position in Northern Europe.

SEB Kort acquired Eurocard's card-issuing business in Denmark, a deal that was finalised in August.

SEB Trygg Liv acquired Codan Pension, one of the leading life and pension providers in Denmark. The acquisition was completed on 1 October.

In October, SEB's Lithuanian subsidiary Vilniaus Bankas signed an agreement giving it the right to acquire more than 90 percent of the shares of the Ukrainian Bank Agio. The purchase of 95 per cent of the shares was finalised in January 2005.

Rating

SEB's positive rating trend continued in 2004. In February 2004, Moody's upgraded its long-term rating for SEB to Aa3 from A1. Improved ratings are important, since a higher rating over time leads to lower funding costs and more business opportunities in the international capital markets.

Repurchase of own shares

The 2004 Annual General Meeting gave SEB a mandate, until the 2005 AGM, to purchase own shares for effective management of the Group's capital. In consequence, as per 31 December 2004, SEB had acquired 16.7 million shares, of which 11.8 million were Series A shares and 4.9 million Series C shares.

In addition, SEB has during the year purchased 6.2million SEB Series A shares to hedge the 2004 employee stock option programme. (Total number of shares purchased to hedge programmes for 2002-2004 amounts to 19.4 million.)

Effects of new accounting principles

New accounting principles regarding employee benefits are included in the accounts since January 2004. This change has had a negative impact on the operating result of SEK 231m, compared with the corresponding period in 2003.

The new standard, IFRS, must be applied by all publicly traded companies from 1 January 2005 according to an EU regulation. This means that the 2004 accounts will be restated in 2005. The SEB Group will mainly be affected in the following areas: Financial Instruments Recognition and Measurement (IAS 39), Business Combination (IFRS 3), Share-based Payment (IFRS 2) and Insurance contracts (IFRS 4). Presentation of Financial Statements (IAS 1) and Disclosures in the Financial Statements of Banks and Similar Financial Institutions (IAS 30) will have an effect on the presentation of the Profit and Loss Accounts, Balance Sheets and the new Statement of Changes in Equity.

IAS 39 may lead to increased volatility in equity and balance sheet, mainly due to the hedge accounting techniques applied to derivatives. Effective fair value hedge accounting will not impact Profit and Loss while Cash Flow Hedging will cause an exposure directly in Equity.

Business Combination states that the amortisation of goodwill shall be replaced by at least annual impairment tests, which already is standard according to the Swedish GAAP. The goodwill amortisation effect on the 2004 result was SEK 822m, excluding SEK 58m for impairment of goodwill

The SEB employee stock option programmes fall under the rules for Share-based Payments, under which the calculated costs for the two concerned programmes would have been SEK 70m.

Accounting for insurance will in the first phase mainly affect the classification of insurance contracts and the presentation of insurance operations. If there were no goodwill amortisation and the costs for the option programme were taken into account, the Net profit for January-December would improve by approximately SEK 750m to SEK 7,340m accumulated December result. This would give a Return on equity of 14.7 per cent, Earnings per share of 10.80 and Cost income ratio of 0.65. No other result changes due to the expected new accounting rules have been taken into account.

The new accounting principles will have a gradual positive effect over the year, although they will have a minor negative effect on the 2004 opening equity balance. This is mainly due to revaluation of deferred acquisition costs. A further negative effect on equity of approximately SEK 1.5bn, due to the implementation of IAS 39 from 1 January 2005, will start influencing the key figures in 2005. This is a consequence of hedge accounting and the deduction of notional amounts of swaps hedging employee stock option programme as equity instruments. The negative effect on the opening equity does not change the economic value of the business and it will over time be met by a positive effect on equity and result.

Proposals to the 2005 Annual General Meeting

At the 2005 Annual General Meeting, the Board of Directors will propose the following for resolution:

- Reduction of the share capital by an amount not exceeding SEK 200m through the cancellation of a maximum of 20 million shares of the Bank's own Series A and Series C shares (nominal amount of SEK 10), purchased under the mandate given by the 2004 AGM.
- A mandate to acquire a maximum of 20 million shares totalling a purchase price of maximum SEK 2.8bn, for the purpose of improving the capital structure of the Bank.
- A mandate to sell a maximum of 19.4 million of the Bank's Series A shares purchased for the 2002, 2003 and 2004 programmes, if these are gradually no longer needed to hedge the programmes.
- A renewal of the existing mandate for the Bank to purchase shares for regular securities business purposes (maximum 3 per cent of the total number of shares in the Bank).

Compensation matters are being reviewed by the compensation committee of the Board. Final proposal will be presented in conjunction with, and subject to, AGM approval.

According to Swedish regulations no more than 10 per cent of outstanding shares can be held by the Bank at any time.

Dividend

The size of SEB's dividend is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based on a capital base for the financial group of undertakings supporting a core capital ratio of 7 per cent. The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share calculated on the basis of operating result after tax. The Board of Directors has decided to leave this policy unchanged, even though the new accounting principles will have a positive impact on net profit.

The Board of Directors proposes a dividend of SEK 4.35 (SEK 4.00) per Series A and Series C share. The total dividend amounts to SEK 3,065m (2,818), calculated on the total number of issued shares as per 31 December 2004 including repurchased shares. This proposal corresponds to 45 per cent (49) of earnings per share. The dividend ratio should be viewed in light of SEB's strong capitalisation with a Tier one ratio of 7.8 per cent. The SEB share will be traded ex dividend on 14 April 2005.

Stockholm, 9 February, 2005

Lars H Thunell
President and Group Chief Executive

More detailed information is presented on
www.sebgroup.com "Additional information" including:

Appendix 1	SEB Trygg Liv
Appendix 2	Credit exposure
Appendix 3	Capital base
Appendix 4	Market risk

Profit & Loss Account quarterly performance, eight quarters
- The SEB Group
- Divisions and business areas
- Revenue split

Financial information in 2005:

9 February	Annual Accounts for 2004
13 April	Annual General Meeting
3 May	Interim Report January-March
26 July	Interim Report January-June
28 October	Interim Report January-September

Further information is available from:
Nils-Fredrik Nyblæus, CFO, +46 8 763 81 10, +46 70 52541 30
Per Anders Fasth, Head of Communications & IR, + 46 8 763 95 66, +46 70 573 45 50
Annika Halldin, Financial Information Officer, +46 8 763 85 60, +46 70 379 00 60
Viveka Hirdman-Ryrberg, Press Officer, +46 8 763 85 77, +46 70 550 35 00

SEB Group

Operational Profit and Loss Account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Net interest income	3 381	3 346	1	13 521	13 782	-2
Net commission income	2 956	2 620	13	11 299	10 218	11
Net result of financial transactions	532	384	39	2 176	2 084	4
Other operating income	379	307	23	1 229	987	25
Total income	**7 248**	**6 657**	**9**	**28 225**	**27 071**	**4**
Staff costs	-2 751	-2 683	3	-10 912	-10 499	4
Other operating costs	-1 746	-1 459	20	-6 318	-6 191	2
Amortisation of goodwill	- 143	- 151	-5	- 655	- 616	6
Depreciation and write-downs	- 212	- 170	25	- 753	- 829	-9
Restructuring costs		- 39	-100	- 163		
Total costs	**-4 852**	**-4 502**	**8**	**-18 801**	**-18 135**	**4**
Net credit losses etc *	- 188	- 166	13	- 701	-1 006	-30
Write-downs of financial fixed assets	- 28	- 4		- 31	- 64	-52
Net result from associated companies	8	5	60	21	19	11
Operating result from insurance operations**	334	98		560	78	
Operating result	**2 522**	**2 088**	**21**	**9 273**	**7 963**	**16**
Taxes	- 772	- 529	46	-2 666	-2 247	19
Minority interests		- 6	-100	- 17	- 12	42
Net profit for the year	**1 750**	**1 553**	**13**	**6 590**	**5 704**	**16**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

whereof SEB Trygg Liv	243	106	*129*	508	149	
Change in surplus values, net	531	265	*100*	1 470	1 739	*-15*
Business result	774	371	*109*	1 978	1 888	5

Key figures

	Oct-Dec 2004	Jul-Sep 2004	Jan-Dec 2004	Jan-Dec 2003
Return on equity, %*	13.9	12.6	13.2	12.3
Return on equity excl goodwill, %	19.8	18.4	19.3	19.0
Return on total assets, %	0.47	0.44	0.46	0.45
Return on risk-weighted assets, %	1.24	1.11	1.19	1.10
Earnings per share (weighted average number), SEK**	2.61	2.30	9.69	8.22
Earnings per share (total issued shares), SEK	2.48	2.20	9.35	8.10
Cost/income ratio	0.67	0.68	0.67	0.67
Cost/income ratio, excl goodwill	0.65	0.65	0.64	0.65
Credit loss level, %	0.11	0.09	0.10	0.15
Reserve ratio for doubtful loans, %	72.2	73.7	72.2	66.3
Level of doubtful loans, %	0.31	0.31	0.31	0.52
Total capital ratio, %	10.29	10.26	10.29	10.23
Core capital ratio, %	7.76	8.16	7.76	7.97
Core capital ratio excl goodwill, %	6.83	7.19	6.83	6.90
Risk-weighted assets, SEK billion	570	558	570	535
Number of full time equivalents, average	17 772	17 766	17 772	18 067
Number of e-banking customers, thousands	1 953	1 864	1 953	1 614
Assets under management, SEK billion	886	857	886	822

* Return on equity, excluding amortisation of goodwill and including estimated costs for employee stock option programme according to new accounting principles from 2005, is calculated at 14.7 per cent for January-December 2004.

** Issued number of shares 704 557 680 of which SEB has repurchased 19.4 million Series A shares for the employee stock option programme. SEB has repurchased another 16.7 million shares for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting. Earnings per share after full dilution, calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, was 9.56 (8.19).

Operational Profit and Loss Account, quarterly basis

SEK m	2004:4	2004:3	2004:2	2004:1	2003:4
Net interest income	3 381	3 346	3 352	3 442	3 498
Net commission income	2 956	2 620	2 871	2 852	2 718
Net result of financial transactions	532	384	430	830	640
Other operating income	379	307	364	179	257
Total income	**7 248**	**6 657**	**7 017**	**7 303**	**7 113**
Staff costs	-2 751	-2 683	-2 737	-2 741	-2 623
Other operating costs	-1 746	-1 459	-1 573	-1 540	-1 661
Amortisation of goodwill	- 143	- 151	- 210	- 151	- 153
Depreciation and write-downs	- 212	- 170	- 183	- 188	- 210
Restructuring costs		- 39	- 49	- 75	
Total costs	**-4 852**	**-4 502**	**-4 752**	**-4 695**	**-4 647**
Net credit losses etc *	- 188	- 166	- 135	- 212	- 330
Write-downs of financial fixed assets	- 28	- 4	1		- 43
Net result from associated companies	8	5	9	- 1	32
Operating result from insurance operations**	334	98	60	68	69
Operating result	**2 522**	**2 088**	**2 200**	**2 463**	**2 194**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

whereof SEB Trygg Liv	243	106	81	78	64
Change in surplus values, net	531	265	335	339	464
Business result	774	371	416	417	528

Operational Profit and Loss Account by division

Jan-Dec 2004, SEK m	Corporate & Institutions	Nordic Retail & Private Banking	German Retail & Mortgage Banking	Eastern European Banking	SEB Asset Management	SEB Trygg Liv	Other incl. eliminations	SEB Group
Net interest income	4 560	4 374	3 146	1 560	77		- 196	13 521
Net commission income	3 888	3 780	1 337	760	1 516		18	11 299
Net result of financial transactions	1 779	165	83	209	9		- 69	2 176
Other operating income	287	172	211	51	22		486	1 229
Total income	**10 514**	**8 491**	**4 777**	**2 580**	**1 624**		**239**	**28 225**
Staff costs	-3 556	-2 841	-2 029	- 706	- 471		-1 309	-10 912
Other operating costs	-2 309	-2 429	-1 311	- 514	- 358		603	-6 318
Amortisation of goodwill	- 54	- 48		- 49	- 3		- 501	- 655
Depreciation and write-downs	- 91	- 47	- 211	- 196	- 19		- 189	- 753
Restructuring costs			- 163					- 163
Total costs	**-6 010**	**-5 365**	**-3 714**	**-1 465**	**- 851**		**-1 396**	**-18 801**
Net credit losses etc *	- 16	- 194	- 445	- 85			39	- 701
Write-downs of financial fixed assets				- 2			- 29	- 31
Net result from associated companies				48			- 27	21
Operating result from insurance operations**				31		508	21	560
Operating result	**4 488**	**2 932**	**618**	**1 107**	**773**	**508****	**-1 153**	**9 273**

* Including change in value of seized assets

** Business result in SEB Trygg Liv amounted to SEK 1 978m (1 888), of which change in surplus values was net 1 470m (1 739).

Corporate & Institutions

This division is responsible for large and medium-sized corporations, financial institutions and commercial real estate clients. It comprises Merchant Banking (cash management, trading in currencies and fixed income, capital markets, lending, structured finance, import and export finance, custody etc) and Enskilda Securities (equity trading, corporate finance etc), and operates in 13 countries

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	2003	Change per cent
Net interest income	1 141	1 107	3	4 560	4 603	-1
Net commission income	953	916	4	3 888	3 659	6
Net result of financial transactions	421	267	58	1 779	1 809	-2
Other operating income	80	109	-27	287	207	39
Total income	**2 595**	**2 398**	**8**	**10 514**	**10 278**	**2**
Staff costs	-923	-852	8	-3 556	-3 299	8
Other operating costs	-621	-542	15	-2 309	-2 171	6
Amortisation of goodwill	-15	-13	15	-54	-56	-4
Depreciation and write-downs	-29	-20	45	-91	-111	-18
Total costs	**-1 588**	**-1 427**	**11**	**-6 010**	**-5 637**	**7**
Net credit losses etc	42	-13		-16	-186	-91
Write-downs of financial fixed assets					-14	-100
Intra-group minority interest					-26	-100
Operating result	**1 049**	**958**	**9**	**4 488**	**4 415**	**2**
Cost/Income ratio	0,61	0,60		0,57	0,55	
Allocated capital, SEK bn	16,0	16,2		15,7	14,5	
Return on capital, %	18,9	17,1		20,6	21,9	
Number of full time equivalents, average	3 286	3 250		3 214	3 171	

Low inflation keeps global interest rates down

The direction of global interest rates during 2004 took many by surprise. Despite the strongest growth for three decades and sharply rising commodity prices – not least oil – global inflationary pressure remained unexpectedly low. This led the majority of global central banks, including that of Sweden, to cut their key rates to record low levels of around 1-2 per cent. Many companies' exceptional liquidity positions, in combination with an intensive hunt for yield pick-up, led to a narrowing of credit spreads and supported stock markets during the year. The Swedish stock exchange clearly benefited from these factors during the year and rose by 17 per cent, considerably more than Dow Jones Index (+3) and technology exchange NASDAQ (+8).

The Asian countries' reluctance to convert to more flexible currency regimes, thereby allowing the imbalances between the U.S. and Asia to be expressed through exchange rate fluctuations, contributed to an increase in the U.S. balance of trade deficit. A growing anxiety over the country's twin deficits (trade and budget) increased concern about the dollar considerably. Towards the end of 2004, signals indicated continued low inflation pressure and stable economic growth in both the U.S. and global economy over the short term. But there was also a real concern that a continued quick fall of the dollar could cool global economic growth.

The depreciation of the U.S. dollar against the Swedish currency had a negative impact on the division's revenues, which to a significant extent are in dollars. Low interest rates and the relatively stable global economy have sharpened competition and put margins under pressure.

Stable results and high returns for Corporate & Institutions

Corporate & Institutions showed a satisfactory operating profit for the full year 2004 of SEK 4,488m (4,415). The improvement of the result chiefly stemmed from lower credit losses. Client revenues were stable despite increasing price pressure and sharp competition for mandates.

The fourth quarter result amounted to SEK 1,049m, an improvement of 9 per cent compared to the previous quarter. The return on capital for the division during 2004 was 21 per cent (22).

Merchant Banking – stable results despite margin pressure

The operating profit for 2004 amounted to SEK 4,376m (4,288). In line with its previously announced strategy, Merchant Banking invested in its home markets, increasing costs by 7 per cent. During the fourth quarter, market activity picked up, which affected the result positively. Merchant Banking's net profit for the forth quarter 2004 was SEK 1,051m, 10 per cent better than for the third quarter. Although the client business increased, the downward pressure on margins, together with the weaker U.S. dollar, prevented this translating into higher revenues. Recoveries affected the result positively and credit quality was good and stable.

Home market investments paid off

During 2004 Merchant Banking focused on and invested in SEB's strategically important home markets: Sweden, Norway, Denmark, Finland, Germany and the Baltic. One hundred employees have been recruited in the Nordic region and Germany as part of this effort.

In Sweden, Merchant Banking maintained its strong position as the leading bank for large companies and financial institutions.

Merchant Banking's operations in Germany continued to deliver good results, bolstered by a string of new mandates and a significant number of new clients. During 2004, trading of euro-denominated government and mortgage bonds has been centralised in Germany. The product range has been enhanced with, for example, custody and clearing services. The rationale behind this is to support an increase in the number of institutional clients in Germany and to provide a full North-European product spectrum.

Merchant Banking in Germany offers its clients advanced domestic and international cash management. Examples of important mandates in 2004 include: pan-Nordic mandates from German chemical company Linde and DHL (Deutsche Post), and a domestic mandate for paper-company Jefferson Smurfit. SEB was mandated lead and co-arranger of twelve euro-denominated bond issues in the primary bond market in Germany. Examples of important capital market transactions include: EUR 180m facility for Phoenix Group and a EUR 150m lease receivables securitisation programme on behalf of new client Grenkeleasing AG. The volume of securities lending increased considerably during the year and efforts to attract business from financial institutions strengthened SEB's position as a leading player in the European prime brokerage market.

In a client survey carried out by TNS Infratest, Merchant Banking Germany received particular praise from the mid corporate and institutional client segments. Clients were especially satisfied with their relationship with SEB and its individual approach, ranking SEB as a clear market leader in terms of client loyalty.

Activities in Norway developed well during 2004 both with respect to results and market position. The overall business flow was robust in most products and prioritised client segments. SEB executed Norway's first structured credit derivative transaction. SEB carried out a number of large transactions in the Norwegian capital market, including a NOK 530m loan for APR Media Holding and a EUR 250m loan for media company Schibstedt. In addition, the Bank played a leading role in several syndicated loan facilities for clients such as Aker, Statoil, Kongsberg Gruppen and Hafslund.

In Finland, Merchant Banking strengthened its custody operations by acquiring OMX's custodian client business. At the end of the year SEB was the number two custodian in Finland. The agreement increased SEB's assets under custody by approximately EUR 15bn.

Other areas in Finland also developed well and the overall result almost doubled. Merchant Banking participated in sixteen syndicated loan transactions and led seven of them: Finnair, Metsä Tissue, Elcoteq, Ahlström, Kapiteeli, Citycon and Dividum. The last three of these amounted to EUR 825m and were all commercial real estate financings. During the year a number of key staff and management were hired to enhance the activities in Finland.

In Denmark, Merchant Banking continued to broaden its services and to invest in the strengthening of a pan-Nordic offering. Advisory-based foreign exchange developed positively during the year.

Strong products and tough competition

Within foreign exchange and fixed income trading, SEB continues to develop leading risk management and transaction tools. The risk management tools, coupled with recognised leading research, aim to give clients better ways to analyse and address their risks, simultaneously allowing SEB to tailor its advice. Transaction technology remains a priority and SEB's electronic platform for foreign exchange trading now handles 66 per cent of all SEB's foreign exchange transactions. The market for structured investment products continued to grow in Sweden and the other home markets.

Within cash management, SEB has won mandates with the help of a unique pan-Nordic/Baltic offering. Over the year a large number of clients chose to migrate their payment flows from the postal giro to the Bankgirocentralen, partly owned by SEB. One significant example is Vägverket, the Swedish Road Authority, with approximately 12 million payments yearly.

The custody and clearing business continued to grow and showed good profitability during 2004. Over the year some 6.5 million transactions were processed and assets under custody amounted to SEK 2,845bn (2,396) by year-end. SEB won a number of important Nordic and global mandates. Among others: Neonet, Barclays Capital, Merrill Lynch and KBC Securities, who all chose SEB as their multi-Nordic custodian.

SEB was the leading Nordic arranger of syndicated loans during the year with a large number of transactions including: USD 325m and EUR 150m for Alfa Laval, EUR 200m for Capio, SEK 1.2bn for Billerud, SEK 750m for Gambro, EUR 500m for Scania and a revolving credit facility of EUR 840m for Boliden. In addition, SEB acted as arranger and co-ordinator of SKF's EUR 300m credit facility.

New sales of leasing and factoring during 2004 amounted to SEK 16.2bn - an increase of 41 per cent from the year before.

The shipping market was strong during 2004 and SEB secured and enhanced its position in this client segment during the year. As an example, SEB provided EUR 132m in financing for a new ferry for the Baltic shipping company, Tallink.

The market for debt financing of private equity transactions experienced high activity over the year and SEB arranged and participated in a number of significant transactions. These included: Lindorff for Altor in Norway, the re-financing of Nycomed for DLJ Merchant Banking Partners in Denmark, Auto Teile Unger for KKR in Germany. Four new mezzanine investments were made and three exited.

Last year SEB Företagsinvest, SEB's venture capital unit which focuses on technology and health-care, exited five of its investments. This includes selling its stake in industrial automation company HMS to Segulah. HMS has been a client of SEB since its start in the early nineties. Segulah's acquisition was financed by a newly-formed team within Merchant Banking, focusing on mid corporate acquisition finance. The formation of this unit is part of SEB's intensified focus on financially complex mid-sized companies and financial institutions.

SEB's commercial real estate activities were focused on a new business unit during 2004. The unit consolidates financing and relationship management of commercial real estate clients in Merchant Banking and SEB AG Group, improving the use of existing competence and business opportunities. Within this market segment SEB acted as co-ordinator and arranger of a SEK 15.1bn syndicated financing for Fastighets AB Tornet and a SEK 6bn revolving credit facility for Kungsleden AB.

Rankings

SEB's role as a leading bank in terms of volumes, quality and client satisfaction in a number of product categories was confirmed during 2004 through a string of awards and rankings. In Euromoney's rankings SEB was positioned: 19th globally for total foreign exchange market share (the sole Nordic bank among the top 20) and number one for the Swedish krona, "Best Cash Management bank in the Nordic & Baltic region", ninth most used cash manager globally and number five regarding overall quality of cash management services. Treasury Management International's survey of European CFOs named SEB best cash manager in the Nordic region. The survey polled more than one thousand international cash management users. SEB was ranked number two by Global Investor Magazine for European custody services, and as a top-ranked custodian in Norway, Finland and Denmark in a client survey performed by Global Custodian Magazine.

Enskilda Securities – market leader in the Nordic region

Enskilda Securities' operating profit for 2004, SEK 112m (127), was somewhat lower than for the previous year. The fourth quarter showed a loss of SEK 2m.

Secondary commission income was 20 per cent higher than the year before, reflecting increased turn-over on the Nordic stock exchanges and the strong market position that Enskilda Securities maintained during the year. Trading was considerably weaker compared to 2003. This was partly explained by the strategic decision at the start of the year to decrease exposure in structured equity derivatives. This resulted in a somewhat lower net result for the Equities area compared to the year before, despite considerably improved commission income.

Activity in the Corporate Finance area improved from the relatively low levels in 2003, both for M&A and in the primary equity market. Among the transactions in the fourth quarter were: Nordic Capital's acquisition of Finnveden and Plastal, Kesko's acquisition of Indoor Group and Swedish consumer good retailer KF's sale of KappAhl. In addition, large block trades were placed in shares for Telia Sonera, Frontline, and others.

Enskilda Securities continued to lead the market in Sweden both for equities and derivatives and was also among the top three in Norway. Combined with good rankings in Finland and Denmark, this confirmed Enskilda Securities as the leading Nordic investment bank.

During the fourth quarter, Enskilda Securities was awarded "Best Institutional Research House in Sweden" by the Swedish periodical, Affärsvärlden and ranked as "Best stock broker in Sweden" and "Leading stock broker to large Norwegian institutional clients" by Prospera, a research institute. The market position was also underlined by Enskilda's top ranking for equity analysis and equity brokerage, both locally and internationally in all major client surveys.

After a hesitant third quarter, 2004 finished on a more positive note with increased volumes in Enskilda Securities' main markets. Economic growth remains good in the Nordic region and Nordic companies have strong balance sheets. After several years of low levels of market activity, the signs for 2005 are more encouraging.

Nordic Retail & Private Banking

This division serves 1.6 million private customers - of which 758,000 Internet customers - and 131,000 small and medium-sized companies (64,000 Internet customers). The majority of the customers are Swedish. In the Nordic area, SEB has 2.7 million credit, charge and banking cards outstanding. The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has 197 branch offices, a top-ranked Internet service and a 24h-telephone bank

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Net interest income	1 114	1 118	0	4 374	4 247	3
Net commission income	1 034	877	18	3 780	3 326	14
Net result of financial transactions	44	33	33	165	151	9
Other operating income	94	21		172	173	-1
Total income	**2 286**	**2 049**	**12**	**8 491**	**7 897**	**8**
Staff costs	-719	-738	-3	-2 841	-2 574	10
Other operating costs	-649	-560	16	-2 429	-2 392	2
Amortisation of goodwill	-11	-13	-15	-48	-52	-8
Depreciation and write-downs	-19	-9	111	-47	-55	-15
Total costs	**-1 398**	**-1 320**	**6**	**-5 365**	**-5 073**	**6**
Net credit losses etc	-66	-43	53	-194	-194	
Intra-group minority interest					-17	-100
Operating result	**822**	**686**	**20**	**2 932**	**2 613**	**12**
Cost/Income ratio	0,61	0,64		0,63	0,64	
Allocated capital, SEK bn	11,7	11,4		11,0	9,1	
Return on capital, %	20,2	17,3		19,2	20,7	
Number of full time equivalents, average	4 627	4 805		4 696	4 744	

Result improved due to increased sales

The fourth-quarter result amounted to SEK 822m, an improvement of 20 per cent compared with the preceding quarter. This was due to increased sales, with an 18-per cent improvement of net commission income between the quarters. Excluding the sale of Europay Norway's acquiring operation, the result increased by 9 per cent.

For the full year of 2004, the division's result increased by 12 per cent, to SEK 2,932m (2,613). In this perspective, too, higher income through increased sales was the main explanation. Excluding the sale of Europay Norway's acquiring operation, the result increased by 10 per cent.

Net commission income rose by 14 per cent in total, primarily from equity brokerage, mutual funds and cards. Net interest income rose by 3 per cent, to SEK 4,374m (4,247), mainly due to increased mortgage and other lending volumes.

Rising sales and volumes continued to offset intensified competition and margin pressure. Low interest rates reduced deposit margins, particularly on transaction accounts. Lending margins stabilised during the year except on mortgages, where price pressure remained.

The division's costs rose by 6 per cent, to SEK 5,365m. Excluding higher pension costs due to new accounting principles and profit-based compensation under a system that comprises all employees of the division, the increase was 1 per cent.

Eurocard's card-issuing business in Denmark was acquired in the summer of 2004 and included in the accounts as from August 2004, contributing about SEK 10m to the result, including integration costs during the period. SEB now has the exclusive right to Eurocard in Sweden, Norway and Denmark and, in addition, franchising rights to the Diners Club brand in the whole Nordic area. As part of the fine-tuning of the Norwegian card operations acquired in 2002, the acquiring operation in Norway was sold. These sales contributed slightly more than SEK 70m to the result.

Credit losses remained low.

Increased customer satisfaction led to new business

Mortgage and other lending volumes as well as insurance sales were higher in the fourth quarter of 2004 compared with the previous quarter.

The annual customer survey by TNS Gallup was presented in November 2004. According to this survey, satisfaction among both private and corporate customers increased strongly for the third year in a row. As a result, SEB's customer satisfaction index was higher than the average for the industry. Earlier in 2004, SEB was the only major Swedish bank that could report increased customer satisfaction according to the Swedish Quality Index survey.

Within several important areas, market shares continued to increase. By year-end, SEB's share of the private mortgage market was 14.8 per cent (14.3), while its share of new sales was 16.9 per cent.

Total lending volumes increased by 16 per cent, to SEK 207bn, of which SEK 148bn consisted of mortgage loans.

By year-end 2004, total deposit volumes were SEK 121bn, or at the same level as one year earlier. According to *Sparbarometern (Savings Barometer)*, SEB was no. 2 in the Swedish savings market on 30 September 2004, with a share of 15 per cent of total household savings.

The number of Internet customers rose during the year, to 823,000 (765,000), of which 64,000 were corporate customers. 94 per cent of all customer meetings now take place via the Internet and the percentage of customers paying their bills via the net increased from 45 to 58 per cent in the course of the last two years.

In the spring of 2004, SEB introduced a new interest calculation model that gives customers interest from the very first day, regardless of whether it is a public holiday or not.

Retail Banking continued to focus on companies

Compared with the preceding quarter, Retail Banking increased its result by 9 per cent, to SEK 431m, mainly due to improved net commission income (plus 28 per cent).

For the whole year of 2004, Retail Banking's result increased to SEK 1,650m (1,633m).

The focus on small and medium-sized companies continued. Following intensified co-operation with Merchant Banking, the corporate specialists of the branch offices developed their advisory capacity within cash management. In total, 4,500 new corporate customers were added during the year and corporate lending increased, albeit at a slow rate.

The range of Internet services for companies is continuously expanded. Among other things, access to credit information was offered in the autumn. "The Internet Office for Companies" was a contributing factor to the magazine Euromoney's top-ranking of SEB's electronic cash management services. The corporate market awarded SEB the highest mark for its e-banking services and its broad range of products in the magazine *Affärsvärlden/Finansbarometern*.

The efforts to co-ordinate SEB's different channels continued in order to facilitate customers' choice as to when, where and how to contact the Bank. Since autumn 2004, both the Internet and telephone banking activities of the Bank are integrated into the three regions of the branch office organisation.

In the private market, a new advisory service was introduced during autumn. Capital consultancy is a further development of SEB's private advisory services.

Private Banking's growth gained momentum

Private Banking activities have been greatly affected by changed market conditions over the last few years. After forceful cost-savings programmes and increased co-ordination across national borders, the business area started to focus on growth again in 2004. In early 2005, Euromoney ranked SEB number one within private banking in Sweden for the second time in a row.

Compared with the preceding quarter, the result of SEK 139m was 24 per cent higher due to both intensified sales and increased customer activities during the second half of the year.

The result for 2004 increased by 38 per cent, to SEK 530m (384m), due to increased commission income and reduced costs.

Assets under management increased by 12 per cent, to SEK 189bn, due to both higher market values of funds/portfolios under management and a positive inflow of new volumes of SEK 6bn in total.

SEB Private Banking will open an office in Singapore during the first half of 2005 in order to be able to offer a complete range of services, aimed at expatriates in the Asian market.

SEB Kort's result – continued strong profit growth

SEB Kort's result amounted to SEK 252m for the fourth quarter, an improvement of 40 per cent compared with the third quarter of 2004.

The result for the full year, including a capital gain from the sale of the Norwegian acquiring operations referred to above, improved by 26 per cent, to SEK 752m (596m).

The expansion in Norway and Denmark as well as the steadily increasing usage of credit and charge cards explain this growth. Total card turnover amounted to SEK 177bn (161bn) during the year.

Between 2003 and 2004 SEB's Kort's credit losses, including fraud, decreased by 10 per cent. The decline in fraud was remarkable, since this is a growing problem in general in the industry and in view of SEB' Kort's increased volumes. High safety-consciousness and advanced IT security systems explain the successful handling of fraud attempts.

The acquisition of Eurocard Denmark was completed in August. This provided SEB Kort with 166,000 new cards, 35 new employees in Denmark and a contribution of approximately SEK 10m to the result, including integration costs during the period.

The operations of Europay Norway, acquired at the end of 2002, were fully integrated with SEB Kort during the year.

Strong base for future growth

Improved customer satisfaction, increased volumes and results, form a strong platform for the future.

The division will continue its efforts to grow in the small and medium-sized company sector (SME) as well as in the mortgage and savings markets. In addition, growth can be achieved within new areas in SEB's geographical home markets by opening branch offices in for example Denmark where the Group already has more than half a million customers after the acquisition of Eurocard and Codan Pension.

SEB AG Group

SEB AG Group comprises SEB's operations in Germany, i.e. the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change, per cent	Jan-Dec 2004	Jan-Dec 2003	Change, per cent
Net interest income *)	979	955	3	3 831	3 926	-2
Net commission income	560	459	22	1 997	1 779	12
Net result of financial transactions	-52	16		37	105	-65
Other operating income	98	48	104	202	254	-20
Total income	**1 585**	**1 478**	**7**	**6 067**	**6 064**	**0**
Staff costs	-621	-609	2	-2 460	-2 717	-9
Other operating costs	-438	-405	8	-1 695	-1 643	3
Depreciation and write-downs	-67	-50	34	-223	-250	-11
Restructuring costs		-39	-100	-163		
Total costs	**-1 126**	**-1 103**	**2**	**-4 541**	**-4 610**	**-1**
Net credit losses etc	-146	-112	30	-446	-635	-30
Write-downs of financial fixed assets					-2	-100
Net result from associated companies					40	-100
Operating result	**313**	**263**	**19**	**1 080**	**857**	**26**
Cost/Income ratio	0,71	0,75		0,75	0,76	
Cost/Income ratio excluding restructuring costs	0,71	0,72		0,72	0,76	
Allocated capital, SEK bn	11,6	11,8		11,7	11,2	
Return on capital, %	7,8	6,4		6,6	5,5	
Return on capital excluding restructuring costs, %	7,8	7,4		7,6	5,5	
Number of full time equivalents, average	3 386	3 396		3 434	3 815	

*) Change in accounting for pension costs 2003/2004: SEK 140m offset against staff costs in January-December

Moderate upswing continues

Following three years of stagnation, gross domestic product grew by 1.7 per cent in real terms. Growth was driven chiefly by exports as domestic demand – private investment activity and consumption – remained weak. A further rise was seen in the number of unemployed and insolvencies. The prospects for 2005 are subdued. Whilst domestic demand is likely to recover, the strength of the Euro and the general weakening of the global economy cast a damper on the outlook for exports. GDP growth is expected to reach 1.4 per cent in 2005.

Best result since the takeover of BfG in 1999

The operating result (excluding restructuring costs of SEK 163m) of SEB's entire operations in Germany (SEB AG Group) amounted to SEK 1,243m, an improvement of 45 per cent compared with 2003 on a comparable basis. The quarterly result amounted to SEK 313m compared with SEK 263m in the previous quarter. It was affected by a non-recurring income, SEK 52m, and cost, SEK 30m, relating to the sale of property by SEB AG's real estate subsidiary Frankfurter Vemögensholding (FVH).

Net interest income remained stable on a comparable basis between 2003 and 2004, although low short-term interest rates continued to affect the result negatively. Merchant Banking's increased credit business with institutional clients as well as money market and derivatives products had a positive effect on net interest income.

Net commission income amounted to SEK 1,997m, which was 12 per cent higher than in 2003. This was mainly an effect of improved cross-selling with retail customers and by sales of structured project finance. The quarterly increase, 22 per cent, was driven by sales of insurance products within Retail.

Assets under management amounted to SEK 136bn, 10 per cent higher than in 2003.

Income from financial transactions decreased, mainly due to weak capital markets in the second half of 2004.

Income increased by 2 per cent on a comparable basis.

Total costs, excluding restructuring costs, decreased by 2 per cent compared with the corresponding period in 2003 (before change in accounting for pension costs) in spite of investments in new product/customer segments in Merchant Banking.

Cost/income ratio and return on equity have improved every year since 2001, but not yet enough to reach the medium-term target of exceeding cost of capital.

German Retail & Mortgage Banking

This division serves one million private individuals, of which 240,000 Internet customers, and real estate companies all over Germany. Customers are able to access our services through 175 branches, more than 2000 ATMs, via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change, per cent	Jan-Dec 2004	Jan-Dec 2003	Change, per cent
Net interest income *)	760	796	-5	3 146	3 398	-7
Net commission income	390	298	31	1 337	1 216	10
Net result of financial transactions	22	41	-46	83	-17	
Other operating income	97	52	87	211	221	-5
Total income	**1 269**	**1 187**	**7**	**4 777**	**4 818**	**-1**
Staff costs	-498	-504	-1	-2 029	-2 331	-13
Other operating costs	-337	-305	10	-1 311	-1 193	10
Depreciation and write-downs	-67	-45	49	-211	-236	-11
Restructuring costs		-39	-100	-163		
Total costs	**-902**	**-893**	**1**	**-3 714**	**-3 760**	**-1**
Net credit losses etc	-146	-113	29	-445	-573	-22
Write-downs of financial fixed assets					-2	-100
Net result from associated companies					40	-100
Operating result	**221**	**181**	**22**	**618**	**523**	**18**
Cost/Income ratio	0,71	0,75		0,78	0,78	
Cost/Income ratio excluding restructuring costs	0,71	0,72		0,74	0,78	
Allocated capital, SEK bn	9,4	9,5		9,5	9,4	
Return on capital, %	6,8	5,5		4,7	4,0	
Return on capital excluding restructuring costs, %	6,8	6,7		5,9	4,0	
Number of full time equivalents, average	2 940	2 964		3 012	3 412	

*) Change in accounting for pension costs 2003/2004: SEK 120m offset against staff costs in January-December

Successful restructuring and improved cross-selling

The division's operating result improved by 49 per cent to SEK 781m, excluding restructuring costs of SEK 163m.The first half-year was focused on cost reduction and setting up of a new sales organisation, while also income improvement was in focus during the second half year.

Total income was stable between 2003 and 2004, mainly due to an increase in net commission income of 10 per cent, particularly in the fourth quarter. Strong gross sales of funds, sales of insurance products and increased income from portfolio management contributed to the increase.

SEB ImmoInvest continued to develop strongly and increased its market share from 5.0 to 5.7 per cent on an annual basis. Gross sales totalled SEK 12.0bn and net sales SEK 6.3bn. Gross sales of SEB Invest's mutual funds amounted to SEK 15bn. Net sales remained low, mainly due to high inflows and outflows between different funds.

Net interest income amounted to SEK 3,146m, a decrease of 4 per cent on a comparable basis between 2003 and 2004. Low short-term interest rates and lower volumes continued to affect retail deposit revenues negatively. Total retail savings (including portfolio management) amounted to SEK 93bn, which was 4 per cent below 2003. Although new sales of retail mortgage loans improved during the year, gross sales were significantly lower than in 2003. This was a general trend in the market due to the abolishment of the private mortgage subsidy. Lending to real estate clients increased.

Other income totalled SEK 211m, particularly affected by the sale of properties in the subsidiary FVH, with a capital gain of SEK 52m.

With a corresponding cost of approximately SEK 30m for the above-mentioned property sale plus additional costs for projects Basel II and IFRS were the major reasons for the quarterly cost increase. Excluding these non-recurring items, total costs decreased by 6 per cent (before restructuring costs) on an annual basis, positively affected by the profit improvement programme including a staff reduction of approximately 400 employees.

Net credit losses decreased, to SEK 445m (573). The normal seasonal increase in the fourth quarter was lower than in previous years. Overall, the measures implemented to improve asset quality continue to influence the result favourably.

Cost/income ratio and return on capital improved between 2003 and 2004, both before and after restructuring costs.

Eastern European Banking

This division comprises the three wholly owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). The three banks serve 2.1 million customers, of which 890,000 Internet customers, via some 200 branch offices and Internet banks. SEB's mutual fund company in Poland, SEB TFI, and the listed medium-sized Polish bank Bank Ochrony Środowiska, BOS, of which SEB owns 47 per cent, also form part of the division.

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change, per cent	Jan-Dec 2004	2003	Change, per cent
Net interest income	400	398	*1*	1 560	1 370	*14*
Net commission income	206	193	*7*	760	659	*15*
Net result of financial transactions	65	53	*23*	209	205	*2*
Other operating income	4	17	*-76*	51	108	*-53*
Total income	**675**	**661**	***2***	**2 580**	**2 342**	***10***
Staff costs	-177	-175	*1*	-706	-694	*2*
Other operating costs	-148	-131	*13*	-514	-503	*2*
Amortisation of goodwill	-12	-12		-49	-49	
Depreciation and write-downs	-47	-50	*-6*	-196	-196	
Total costs	**-384**	**-368**	***4***	**-1 465**	**-1 442**	***2***
Net credit losses etc	-24	-30	*-20*	-85	-84	*1*
Write-downs of financial fixed assets		-2	*-100*	-2	-3	*-33*
Net result from associated companies	11	14	*-21*	48	30	*60*
Operating result from insurance operations	12	6	*100*	31	16	*94*
Operating result	**290**	**281**	***3***	**1 107**	**859**	***29***
Cost/Income ratio	0,57	0,56		0,57	0,62	
Allocated capital, SEK bn	4,4	4,2		4,0	3,3	
Return on capital, %	19,0	19,5		19,8	18,7	
Number of full time equivalents, average	4 049	4 057		4 043	4 127	

Continued growth

Economic growth rates of the Baltic countries are still amongst the highest in Europe with GDP growth of 6 to 8 per cent.

The loan portfolio of SEB's Baltic banks increased by 32 per cent during the year, totalling SEK 48bn. Particularly high growth was seen in the household sector. The mortgage loan portfolio increased by 57 per cent, representing around 17 per cent of the division's total lending portfolio. Deposits rose by 27 per cent, to SEK 36bn. The combined market share of the three Baltic banks was 29 per cent for loans and 31 per cent for deposits.

Assets under management increased by 14 per cent, totalling SEK 7bn at year-end 2004. The Baltic banks reported particularly strong growth rates, at 44 per cent.

The Polish fund company SEB TFI manages more than half of the division's total assets under management and has a market share of about 5 per cent in Poland.

Strong result development

The operating result for the fourth quarter of SEK 290m was the highest quarterly result to date. Total accumulated result for the year was 29 per cent higher than in 2003, well exceeding one billion SEK for the first time in the history of the division.

Total income rose by 10 per cent. Although margins showed a downward trend during the year, net interest income increased due to continued strong development of lending and deposit volumes.

The main sources of commission income were credit and charge cards, lending, fund management and payment fees.

Despite strong growth, the cost increase was limited to 2 per cent, which improved the cost/income ratio to 0.57 (0.62). Net credit losses were at the same level as last year, SEK 85m (84). The quality of the loan portfolio improved over the year.

The life insurance result, SEK 31m, was almost twice as high as in the previous year. Life insurance and asset management represented 8 per cent of the division's total result for the year.

Contribution from BOS bank amounted to SEK 48m (SEK 30m).

Improved customer offerings

The number of clients continued to increase both within the household and corporate sectors. Total number of clients rose by 15 per cent compared with the same period last year, while the number of Internet clients increased by 47 per cent to 890,000. This means that SEB now has more bank and Internet customers in the Baltic countries than in Sweden.

In the spring of 2005 the division will go through a re-branding process, adding SEB's name to each local name as its new brand name.

In order to increase customer satisfaction Vilniuas Bankas has appointed a private economist, a new concept in the Baltic countries that has already been very well received by the market.

During 2004 SEB has gone through a process to move the management of SEB's Eastern European funds from Sweden to Eesti Ühispank, thus leveraging the whole competence of the SEB Group.

By introducing equity-linked deposits, Eesti Ühispank and Vilniaus Bankas broadened their range of savings products, which was much appreciated by their customers.

In 2004, the SEB Group took further steps to support its customers in the East-European markets through Vilniaus Bankas' acquisition of Bank Agio in the Ukraine. The purchase of 95 per cent of the shares in Bank Agio was completed in January 2005. SEB furthermore increased its Russian activities through its leasing company in Saint Petersburg and initiated a process to obtain a banking license in Russia.

SEB Asset Management

This division offers a full spectrum of investment management expertise and services to institutions, life insurance companies and private individuals. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, Luxembourg and Stockholm. The division employs a staff of about 450, of which about 100 are portfolio managers and analysts.

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Net interest income	21	20	*5*	77	83	*-7*
Net commission income	434	326	*33*	1 516	1 235	*23*
Net result of financial transactions	3	2	*50*	9	3	*200*
Other operating income	4	10	*-60*	22	18	*22*
Total income	**462**	**358**	***29***	**1 624**	**1 339**	***21***
Staff costs	-99	-125	*-21*	-471	-521	*-10*
Other operating costs	-100	-82	*22*	-358	-330	*8*
Amortisation of goodwill	-1	-1		-3	-7	*-57*
Depreciation and write-downs	-4	-5	*-20*	-19	-26	*-27*
Total costs	**-204**	**-213**	***-4***	**-851**	**-884**	***-4***
Operating result	**258**	**145**	***78***	**773**	**455**	***70***
Cost/Income ratio	0,44	0,59		0,52	0,66	
Allocated capital, SEK bn	1,8	1,8		1,8	1,8	
Return on capital, %	41,3	23,2		30,9	18,2	
Number of full time equivalents, average	446	434		443	474	

Strong results

The division's result increased by 70 per cent compared with last year; the fourth quarter isolated was 78 per cent higher than the previous quarter. Profit from operations outside Sweden developed even stronger and accounted for approximately one third of the result. Income for the year increased by 21 per cent, mainly thanks to strong equity markets and significantly increased performance fees. Performance fees for the fourth quarter amounted to SEK 96m. Costs were lower than in 2003 as a result of lower staff costs and lower performance-related remuneration, particularly in the fourth quarter. The sale of the U.S. operations in the second quarter contributed to the cost decrease, too.

The cost/income ratio improved to 0.52 from 0.66 in 2003.

Strong net sales despite weak markets

The division as a whole reported strong net sales during 2004. Net sales rose by 63 per cent, to SEK 26bn (16). Institutional sales were strong across the board, where the entities outside Sweden accounted for two thirds of total net sales. Retail sales showed a somewhat weaker development, especially after the summer.

In Sweden, SEB's net sales of its own mutual funds was SEK 4.1bn (9.3), compared to a total market of SEK 56bn (70). This represents a market share of 7.4 per cent (13.4). The decrease was mainly explained by net outflow from institutional clients. Net sales of external mutual funds (which are not included in the official market share statistics) were at the same level as last year, representing approximately 40 per cent of total net sales of funds.

The division's total assets under management increased by 7 per cent, to SEK 639bn, including external mutual funds.

Of total assets under management, the equity part represented 38 per cent (35) and fixed income 56 per cent (56). Total mutual funds including external funds represented 39 per cent (36) of the division's assets under management, totalling SEK 250bn (213), of which SEK 181bn (154) in Sweden.

Difficult year for asset managers

Like most of its major domestic and international competitors, SEB's investment performance in relation to index benchmark was not satisfactory. However, SEB's long term performance in relation to the mutual fund peer group improved during the year, which resulted in an increased Morningstar rating. Swedish mutual funds performed slightly better than peer group benchmarks. The work on enhancing and refining investment processes and methods continues and is high on the agenda. The aim is to create the best possible investment return for all clients.

Increased focus on customer satisfaction and sales

During the year, a number of client surveys confirmed SEB Asset Management's strengthened position in the institutional segment as well as within retail in all home markets. In a Swedish mutual funds client survey, conducted by Prospera, SEB came in second place compared to tenth in the previous survey from 2002. In Denmark, 120 institutional clients ranked SEB Asset Management third among approximately 30 firms. Another example confirming the positive trend was the SFR survey in Finland, where SEB got a shared top position among institutional clients.

The division has made several senior recruitments to strengthen sales, product development, operations and investment management, including new teams for asset classes such as corporate credits and alternative investments. Continued investments in people and processes involved in the investment management activities will strengthen the delivery of competitive products and long-term investment returns to our clients.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance groups. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The group operates in Sweden, Denmark, Finland, Ireland, the UK and Luxembourg and serves 1.5 million customers. The traditional life insurance operations in Sweden are conducted in the mutually operated insurance companies Nya and Gamla Livförsäkringsaktiebolaget, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Total income	**693**	**417**	**66**	**1 941**	**1 450**	**34**
Total costs	**-450**	**-309**	**46**	**-1 425**	**-1 291**	**10**
Result from associated companies		-2	-100	-8	-10	-20
Operating result	**243**	**106**	**129**	**508**	**149**	
Change in surplus values, net	531	265	100	1 470	1 739	-15
Business result	**774**	**371**	**109**	**1 978**	**1 888**	**5**
Change in assumptions	789			789	-94	
Financial effects of short-term market fluctuations	108	-147	-173	101	296	-66
Total result	**1 671**	**224**		**2 868**	**2 090**	**37**
Allocated capital, SEK bn	7,4	4,6		5,2	4,3	
Return, business result, %	30,1	23,2		27,3	31,6	
Number of full-time equivalents, average	1 113	713		816	721	

Best result to date

In 2004, SEB Trygg Liv achieved its best annual and quarterly result ever. All the six latest quarterly results have exceeded the preceding quarter. The year's operating result of the profit-distributing operations amounted to SEK 379m (149), excluding the recently acquired Codan Pension, and SEK 508m including Codan Pension. The company is consolidated in SEB Trygg Liv from 1 October, 2004 and contributed SEK 129m to the result in the fourth quarter.

Income, excluding Codan Pension, rose by 17 per cent compared with the preceding year, as a result of increased assets under management and a higher number of customers. Total cost increases were limited to 1 per cent.

The new business margin improved for the fourth consecutive year to 19.5 percent (18.1), excluding Codan Pension.

The business result (which includes changes in surplus values) amounted to SEK 1,978m (1,888). At present, surplus values are not calculated in the Danish operations. The surplus values are not included in the SEB Group's result and balance sheet. For details, see Additional Information at www.sebgroup.com.

Strong position in occupational insurance in Sweden

Sales by the companies in Sweden, Ireland and Luxembourg improved by 7 per cent to SEK 29.6bn (27.6), measured as weighted volume. Sales of unit-linked insurance, which are prioritised, accounting for 90 per cent of total sales, increased by 15 per cent. The rate of sales growth levelled off gradually during the year, but SEB Trygg Liv continued to strengthen its position as the market leader within unit-linked insurance in Sweden, with a share of new business amounting to 34.6 per cent (29.5).

The increase in sales during the year was attributable to occupational pensions, but also to a new endowment pension product that was launched in December by the Irish company SEB Life. The company's sales increased tenfold to SEK 818m (76). The new branch office in Luxembourg, primarily for Swedes living abroad, contributed to the increase.

Since occupational pensions represent 75 per cent of total sales, distribution through insurance brokers continues to be of great importance.

Assets under management amounted to SEK 233bn (214) excluding, and to SEK 311bn including Codan Pension. Premium income (premiums paid), excluding Codan Pension, increased by 14 percent to SEK 15.1bn (13.2). Premium income from unit-linked insurance increased by 25 per cent, to SEK 11.1bn. Total payments into Individual Pension Savings (IPS) increased by 11 per cent, to 683m (613), while new sales rose by 50 per cent. Payments into PPM amounted to SEK 573m (542).

The fund offering within unit-linked insurance was strengthened during the year through a hedge fund, SEB Global Hedge. With some 80 funds SEB Trygg Liv is one of the insurance companies with the largest range of insurance funds in Sweden.

Even if international comparisons show that transfer rights for insurance policies are not frequently used, the possibility to transfer policies is of great value to customers. A decision was therefore made to introduce transfer rights for occupational pensions in unit-linked insurance, effective

January 1, 2005. Transfer rights for private unit-linked pension insurance were introduced in 2003.

The concept "Lönsam Hälsa" (profitable health) was launched, enabling companies to reduce sickness absenteeism. By working in a structured way with preventive measures, good results will follow. The sickness and health insurance products were further developed during the year in line with increasing demand. SEB Trygg Liv foresees a significant market potential for these products. As part of the ambition to offer security throughout all phases of life, two new housing projects for senior customers were started in Gothenburg and Stockholm.

Codan Pension – Denmark

The acquisition of Codan Pension was part of SEB's ambition to strengthen its position in northern Europe and within the life insurance area. The acquisition was completed according to plan on October 1, 2004.

The Danish occupational pension market has achieved annual growth rates of 10 per cent since 2000, while the private market has shown virtually zero-growth. Codan Pension's growth rate within occupational pension has been in the range of 15-18 per cent in recent years, and the company has thus increased its market shares. Measured in premium income, Codan Pension is the fourth largest life insurance company in Denmark, with a market share of 9 per cent.

The company sells savings, life and health insurance to private individuals and corporate clients via proprietary private and corporate salespersons, via Codan Forsikring (general insurance) and via insurance brokers. Savings insurance is available both as unit-linked and traditional insurance (in profit-distributing companies). In the private market, unit-linked insurance accounts for the major part of sales, while a large share of the corporate market consists of traditional insurance, since certain business areas still do not offer unit-linked insurance as an investment alternative.

Codan Pension's sales in 2004 amounted to SEK 6.9bn, measured as weighted volume, of which sales to corporates accounted for 65 per cent. The share of the corporate business sold by insurance brokers was 40 per cent. Assets under management amounted to SEK 77bn and premium income to SEK 4.6bn in 2004.

Traditional life insurance in Sweden

The insurance companies Gamla and Nya Livförsäkringsaktiebolaget are not profit-distributing companies and, accordingly, not consolidated with SEB Trygg Liv's result. The 2004 result for Gamla Liv amounted to SEK 13,432m (11,025) and to SEK 211m (109) for Nya Liv. Total return was 10.2 per cent and 5.2 per cent, respectively. For more details, see Additional Information at www.sebgroup.com.

Nya Livförsäkringsaktiebolaget has applied to the Swedish Financial Supervisory Board for approval to transfer parts of its insurance portfolio to Fondförsäkringsaktiebolaget SEB Trygg Liv. The intention is to streamline Nya Liv's operations and to improve its capital situation.

SEB Group

Statutory Profit and Loss Account

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change percent	Jan-Dec 2004	Jan-Dec 2003	Change percent
Income						
Interest income	*10 091*	*10 497*	*-4*	*41 197*	*43 671*	*-6*
Interest costs	*-6 710*	*-7 151*	*-6*	*-27 676*	*-29 889*	*-7*
Net interest income	3 381	3 346	*1*	13 521	13 782	*-2*
Dividends received	41	17	141	116	126	-8
Commission income	*3 565*	*3 264*	*9*	*13 777*	*12 356*	12
Commission costs	*- 609*	*- 644*	*-5*	*-2 478*	*-2 138*	*16*
Net commission income [1]	2 956	2 620	*13*	11 299	10 218	*11*
Net result of financial transactions [2]	532	384	*39*	2 176	2 084	4
Other operating income	338	290	*17*	1 113	861	*29*
Income from banking operations	**7 248**	**6 657**	**9**	**28 225**	**27 071**	**4**
Costs						
Staff costs	-2 751	-2 683	*3*	-10 912	-11 157	*-2*
Other administrative and operating costs	-1 746	-1 459	*20*	-6 318	-6 191	*2*
Depreciation and write-downs of tangible and intangible fixed assets	- 355	- 321	*11*	-1 408	-1 445	*-3*
Restructuring costs		- 39	*-100*	- 163		
Costs from banking operations	**-4 852**	**-4 502**	***8***	**-18 801**	**-18 793**	***0***
Profit/loss from banking operations before credit losses	**2 396**	**2 155**	***11***	**9 424**	**8 278**	***14***
Net credit losses [3]	- 185	- 163	*13*	- 743	- 981	*-24*
Change in value of seized assets	- 3	- 3		42	- 25	
Write-downs of financial fixed assets	- 28	- 4		- 31	- 64	
Net result from associated companies	8	5	*60*	21	19	*11*
Operating profit from banking operations	**2 188**	**1 990**	***10***	**8 713**	**7 227**	***21***
Operating profit from insurance operations [4]	334	98		560	78	
Operating profit	**2 522**	**2 088**	***21***	**9 273**	**7 305**	***27***
Pension compensation					658	*-100*
Profit before tax and minority interests	**2 522**	**2 088**	***21***	**9 273**	**7 963**	***16***
Current tax	-2 052	- 285		-3 335	-1 486	*124*
Deferred tax	1 280	- 244		669	- 761	*-188*
Minority interests		- 6	*-100*	- 17	- 12	*42*
Net profit for the year *	**1 750**	**1 553**	***13***	**6 590**	**5 704**	***16***
* Earnings per share (weighted), SEK	2.61	2.30		9.69	8.22	
Weighted number of shares, millions	671	674		680	694	

1) Net commission income - SEB Group

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Payment commissions	794	768	*3*	3 009	2 877	*5*
Securities commissions	1 505	1 247	*21*	5 777	4 985	*16*
Other commissions	657	605	*9*	2 513	2 356	*7*
Net commission income	**2 956**	**2 620**	***13***	**11 299**	**10 218**	***11***

2) Net result of financial transactions - SEB Group

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Shares/participations	22	325	*-93*	848	494	*72*
Interest-bearing securities	408	211	*93*	1 078	804	*34*
Other financial instruments	- 209	- 492	*-58*	-1 546	- 340	
Realised result	221	44		380	958	*-60*
Shares/participations	148	- 62		116	507	*-77*
Interest-bearing securities	- 42	169	*-125*	35	- 337	*-110*
Other financial instruments	- 466	- 148		- 333	- 946	*-65*
Unrealised value changes	- 360	- 41		- 182	- 776	*-77*
FX trading/Exchange rate changes	671	379	*77*	1 975	1 896	*4*
Redemption of bonds		2	*-100*	3	6	*-50*
Net result of financial transactions	**532**	**384**	***39***	**2 176**	**2 084**	***4***

3) Net credit losses - SEB Group

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	- 432	- 652	-34	-1 828	-1 845	-1
Reversal of previous provisions for probable losses, reported as incurred losses in current year's accounts	167	362	-54	1 043	1 257	-17
Reported provision for probable losses	- 452	- 276	64	-1 010	-1 741	-42
Recovered from losses incurred in previous years	48	115	-58	304	330	-8
Reversal of previous provisions for probable losses	210	86	144	467	577	-19
Net cost	- 459	- 365	26	-1 024	-1 422	-28
Collective provision for individually appraised receivables:						
Allocation to/withdrawal from reserve	239	162	48	270	456	-41
Provisions for receivables appraised by category:						
Reported write-down, incurred losses	- 35	- 39	-10	- 143	- 183	-22
Reported provision for possible losses	- 34	- 21	62	- 85	6	
Recovered from losses incurred in previous years	12	19	-37	64	53	21
Reported net cost for receivables appraised by category	- 57	- 41	39	- 164	- 124	32
Transfer risk reserve:						
Allocation to/withdrawal from reserve	91	- 2		95	56	70
Contingent liabilities:						
Allocation to/withdrawal from reserve	1	83	-99	80	53	51
Net credit losses	**- 185**	**- 163**	**13**	**- 743**	**- 981**	**-24**

4) Operating profit from insurance operations - SEB Group

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Non-life operations	123	32		201	102	97
Life operations*	211	66		359	- 24	
Operating profit from insurance operations	**334**	**98**		**560**	**78**	
* Of which						
SEB Trygg Liv, operating result	243	106	129	508	149	
SEB Baltic, life insurance	12	6	100	31	16	94
Amortisation goodwill	- 37	- 37		- 147	- 147	
Other	- 7	- 9	-22	- 33	- 42	-21
Life operations	**211**	**66**		**359**	**- 24**	

Balance sheet - SEB Group

SEK m	31 December 2004	31 December 2003
Lending to credit institutions	207 724	179 308
Lending to the public	783 019	707 459
Interest-bearing securities	259 822	189 269
- Financial fixed assets	*2 427*	*2 531*
- Financial current assets	*257 395*	*186 738*
Shares and participations	20 635	12 551
Assets used in the insurance operations	155 021	62 742
Other assets	165 097	128 064
Total assets	**1 591 318**	**1 279 393**
Liabilities to credit institutions	357 188	246 852
Deposits and borrowing from the public	517 520	494 036
Securities issued, etc.	266 693	218 507
Liabilities of the insurance operations	147 753	60 641
Other liabilities and provisions	220 352	186 632
Subordinated liabilities	30 804	24 261
Shareholders' equity [1)]	51 008	48 464
Total liabilities and shareholders' equity	**1 591 318**	**1 279 393**

1) Change in shareholders' equity

SEK m	31 December 2004	31 December 2003
Opening balance *	48 464	45 696
New accounting principle for pensions	1 383	
Dividend to shareholders	-2 818	-2 818
Dividend, own holdings of shares	152	124
Result, holding of own shares	- 3	9
Swap hedging of employee stock option programme	- 37	493
Eliminations of repurchased shares for stock option programme*	- 674	- 468
Eliminations of repurchased shares for improvement of the capital structure**	-1 804	
Net group contribution to non-consolidated subsidiaries	- 129	
Translation difference	- 116	- 276
Net profit for the period	6 590	5 704
Closing balance	**51 008**	**48 464**

* As of 31 December 2004, SEB has repurchased 7.0, 6.2 and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meetings in 2002, 2003 and 2004 respectively. The acquisition cost for these shares are deducted from shareholders equity. The market value as of 31 December 2004 was SEK 2,493m (1,399).

** Repurchased 16.7 million shares in order to create possibilities for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting.The acquisition cost for these shares are deducted from shareholders equity, the market value as of 31 December 2004 was SEK 2,146m.

Cash flow analysis - SEB Group

SEK m	Jan-Dec 2004	Jan-Dec 2003
Cash flow from the profit and loss statement	7 808	10 747
Increase (-)/decrease (+) in trading portfolios	-78 920	2 891
Increase (+)/decrease (-) in issued short term securities	23 411	3 959
Increase (-)/decrease (+) in lending to credit institutions	-28 321	-28 872
Increase (-)/decrease (+) in lending to the public	-76 846	-28 817
Increase (+)/decrease (-) in liabilities to credit institutions	110 336	12 563
Increase (+)/decrease (-) in deposits and borrowings from the public	23 484	-5 506
Change in other balance sheet items	-5 856	23 354
Cash flow, current operations	-24 904	-9 681
Cash flow, investment activities	- 383	1 110
Cash flow, financing activities	28 652	5 633
Cash flow	**3 365**	**-2 938**
Liquid funds at beginning of year	9 707	13 469
Exchange difference in liquid funds	- 93	- 824
Cash flow	3 365	-2 938
Liquid funds at end of period	**12 979**	**9 707**

Only liquid funds have been adjusted for exchange rate differences. Comparative amounts have been restated.

Derivatives contracts - SEB Group

31 December 2004	Contracts on the asset side		Contracts on the liability side	
SEK m	Book value	Market value	Book value	Market value
Interest-related	58 366	58 718	58 162	58 266
Currency-related	34 736	34 898	40 357	40 367
Equity-related	2 143	2 143	2 847	2 847
Total	**95 245**	**95 759**	**101 366**	**101 480**

On 31 December 2004, the nominal value of the Group's derivatives contracts amounted to SEK 5,407bn (5,502).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in that part of the Group's operations which is the object of hedge accounting.

Memorandum items - SEB Group

SEK m	31 December 2004	31 December 2003
Collateral and comparable security pledged for own liabilities	272 326	89 464
Other pledged assets and comparable collateral	111 773	78 902
Contingent liabilities	43 082	41 022
Commitments	221 815	179 514

Doubtful loans and seized assets - SEB Group

SEK m	31 December 2004	31 December 2003
Non-performing doubtful loans	8 086	8 632
Performing doubtful loans	745	2 245
Doubtful loans gross*	**8 831**	**10 877**
Specific reserves for probable lending losses	-4 893	-5 663
of which reserves for non-performing loans	-4 466	-4 668
of which reserves for performing loans	-427	-995
Collective reserves for individually appraised loans	-1 487	-1 553
Doubtful loans net*	**2 451**	**3 661**
Reserves not included in the above:		
Reserves for transfer risks	-615	-723
Reserves for off-balance sheet items	-255	-333
Total reserves	**-7 250**	**-8 272**
Level of doubtful loans*	**0.31%**	**0.52%**
(Doubtful loans, net in relation to lending, net at end of period)		
Reserve ratio for doubtful loans	**72.2%**	**66.3%**
(Specific + collective reserves in relation to doubtful loans gross, per cent)		
Specific reserve ratio for doubtful loans	*55.4%*	*52.1%*
Pledges taken over		
Buildings and land	40	45
Shares and participations	40	72
Total volume of pledges taken over	**80**	**117**

* The volume of doubtful loans has decreased by SEK 761 M following the implementation of the Group's model for collective provisioning in the Baltic banks. The change in reserves, therefore, includes a reclassification of specific to collective reserves in the amount of SEK 217m.

The shortfall in income due to interest deferments was SEK 1m (2), while unpaid interest on non-performing loans was SEK 106m (111).

On 31 December 2004, the Group had SEK 17m (103) in non-performing loans in Sweden on which interest income was reported. These loans are not included among doubtful loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken

Profit and Loss Account - Skandinaviska Enskilda Bankeni

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	2003	Change per cent
Income						
Interest income	4 282	4 643	-8	17 934	20 027	-10
Leasing income	182	182		732	781	-6
Interest costs	-3 298	-3 591	-8	-13 620	-15 018	-9
Net interest income [1]						
Dividends received	1 163	9		1 301	1 337	-3
Commission income	1 407	1 323	6	5 619	5 091	10
Commission costs	- 178	- 201	-11	- 806	- 875	-8
Net commission income [2]	1 229	1 122	10	4 813	4 216	14
Net result of financial transactions [3]	465	268	74	1 778	1 570	13
Other operating income	186	265	-30	934	897	4
Total income	**4 209**	**2 898**	**45**	**13 872**	**13 810**	**0**
Costs						
Staff costs	-1 349	-1 418	-5	-5 608	-5 239	7
Other administrative and operating costs	-1 175	- 954	23	-4 128	-4 032	2
Depreciation and write-downs of tangible and intangible fixed assets	- 78	- 74	5	- 310	- 340	-9
Total costs	**-2 602**	**-2 446**	**6**	**-10 046**	**-9 611**	**5**
Profit/loss from banking operations before credit losses	**1 607**	**452**		**3 826**	**4 199**	**-9**
Net credit losses [4]	27	- 6		- 89	- 121	-26
Change in value of seized assets	- 2			48		
Write-downs of financial fixed assets	- 22	- 370	-94	- 392	- 416	-6
Operating profit	**1 610**	**76**		**3 393**	**3 662**	**-7**
Pension compensation	65	77	-16	283	590	-52
Profit before appropriation and tax	**1 675**	**153**		**3 676**	**4 252**	**-14**
Other appropriations	4 743	- 438		3 371	-1 533	
Current tax	-1 607	- 15		-2 109	- 588	
Deferred tax	72			131	153	-14
Net profit for the year	**4 883**	**- 300**		**5 069**	**2 284**	**122**

1) Net interest income - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	2003	Change per cent
Interest income	4 282	4 643	-8	17 934	20 027	-10
Leasing income	182	182		732	781	-6
Interest costs	-3 298	-3 591	-8	-13 620	-15 018	-9
Leasing depreciation	- 68	- 67	1	- 268	- 281	-5
Net interest income	**1 098**	**1 167**	**-6**	**4 778**	**5 509**	**-13**

2) Net commission income - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Payment commissions	190	168	13	675	622	9
Securities commissions	647	531	22	2 496	2 094	19
Other commissions	392	423	-7	1 642	1 500	9
Net commission income	**1 229**	**1 122**	**10**	**4 813**	**4 216**	**14**

3)3d beEb4nue3 rBnDs Dacs 6Es D4s aec D43BDgs Dr Ds udgs 3 D4gor s 37 s DgbD3

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	Jan-Dec 2003	Change per cent
Shares/participations	17	29	-41	81	92	-12
Interest-bearing securities	383	123		1 075	883	22
Other financial instruments	- 161	- 155	4	- 815	- 138	
Realised result	239	- 3		341	837	-59
Shares/participations	- 11	- 5	120	- 8	10	-180
Interest-bearing securities	- 20	137	-115	23	- 331	-107
Other financial instruments	- 240	- 139	73	- 187	- 540	-65
Unrealised value changes	- 271	- 7		- 172	- 861	-80
FX trading/Exchange rate changes	497	278	79	1 609	1 594	1
Redemption of bonds						
Net result of financial transactions	**465**	**268**	**74**	**1 778**	**1 570**	**13**

4) Net credit losses - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2004	Jul-Sep 2004	Change per cent	Jan-Dec 2004	2003	Change per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	- 113	- 392	-71	- 646	- 317	104
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	48	202	-76	365	246	48
Reported provision for probable losses	- 126	32		- 191	- 288	-34
Recovered from losses incurred in previous years	11	26	-58	59	51	16
Reversal of previous provisions for probable losses	7	19	-63	43	69	-38
Net cost	- 173	- 113	53	- 370	- 239	55
Collective provision for individually appraised receivables:						
Allocation to/withdrawal from reserve	154	107	44	235	118	99
Provisions for receivables appraised by category:						
Reported write-down, incurred losses						
Reported provision for possible losses						
Recovered from losses incurred in previous years						
Withdrawal from reserve for lending losses						
Reported net cost for receivables appraised by category						
Transfer risk reserve:						
Allocation to/withdrawal from reserve	46			46		
Contingent liabilities:						
Allocation to/withdrawal from reserve						
Net credit losses	**27**	**- 6**		**- 89**	**- 121**	***-26***

Memorandum items - Skandinaviska Enskilda Banken

SEK m	31 December 2004	31 December 2003
Collateral and comparable security pledged for own liabilities	139 873	68 839
Other pledged assets and comparable collateral	43 980	29 591
Contingent liabilities	39 344	39 601
Commitments	157 052	125 710

Balance sheet - Skandinaviska Enskilda Banken

SEK m	31 December 2004	31 December 2003
Lending to credit institutions	290 448	228 077
Lending to the public	251 857	219 643
Interest-bearing securities	186 695	158 703
- Financial fixed assets	*226*	*345*
- Financial current assets	*186 469*	*158 358*
Shares and participations	74 738	56 106
Other assets	142 467	111 377
Total assets	**946 205**	**773 906**
Liabilities to credit institutions	290 247	197 619
Deposits and borrowing from the public	310 145	302 822
Securities issued, etc.	81 264	48 047
Other liabilities and provisions	206 159	176 530
Subordinated liabilities	29 296	21 567
Shareholders' equity [1)]	29 094	27 321
Total liabilities and shareholders' equity	**946 205**	**773 906**

1) Change in shareholders' equity

SEK m	31 December 2004	31 December 2003
Opening balance	27 321	26 615
Dividend to shareholders	-2 818	-2 818
Dividend, own holdings of shares	152	124
Group contributions, net	1 891	1 127
Swap hedging of employee stock option programme	- 37	493
Eliminations of repurchased shares for stock option programme*	- 674	- 468
Eliminations of repurchased shares for improvement of the capital structure**	-1 804	
Translation difference	- 6	- 36
Net profit for the period	5 069	2 284
Closing balance	**29 094**	**27 321**

* As of 31 December 2004, SEB has repurchased 7.0, 6.2 and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meetings in 2002, 2003 and 2004 respectively. The acquisition cost for these shares are deducted from shareholders equity. The market value as of 31 December 2004 was SEK 2,493m (1,399).

** Repurchase of 16.7 million shares in order to create possibilities for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting.The acquisition cost for these shares are deducted from shareholders equity but the market value as of 31 December 2004 was SEK 2,146m.

Cash flow analysis -rProf i tf o tar ordf ar tli orsofrcf

SEK m	Jan-Dec 2004	Jan-Dec 2003
Cash flow from the profit and loss statement	741	4 720
Increase (-)/decrease (+) in trading portfolios	-35 261	-6 028
Increase (+)/decrease (-) in issued short term securities	-2 104	-8 608
Increase (-)/decrease (+) in lending to credit institutions	-62 371	-1 395
Increase (-)/decrease (+) in lending to the public	-32 312	11 334
Increase (+)/decrease (-) in liabilities to credit institutions	92 626	-37 053
Increase (+)/decrease (-) in deposits and borrowings from the public	7 323	7 765
Change in other balance sheet items	329	21 875
Cash flow, current operations	-31 029	-7 390
Cash flow, investment activities	-8 996	- 495
Cash flow, financing activities	40 233	4 174
Cash flow	**208**	**-3 711**
Liquid funds at beginning of year	2 099	6 460
Exchange difference in liquid funds	3	- 650
Cash flow	208	-3 711
Liquid funds at end of period	**2 310**	**2 099**

Only liquid funds have been adjusted for exchange rate differences. Comparative amounts have been restated.

SEB share


125
120
115
110
105
100
95
90
SEB
AFG
DJEB
SEB A
AFFÄRSVÄRLDENS GENERALINDEX
DJ STOXX EUROPEAN BANKS INDEX

Rating

Moody's Outlook: Stable		Standard & Poor's Outlook: Stable		Fitch Outlook: Stable	
Short	Long	Short	Long	Short	Long
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		[illegible]
	A2		A		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

SEB's major shareholders

December 2004	Share of capital, per cent
Investor AB	19,6
Trygg Foundation	9,3
Robur Funds	2,3
AFA Försäkring	2,2
SHB/SPP Funds	2,0
Wallenberg foundations	1,6
SEB Funds	1,5
Foreign shareholders	22,6

Source: VPC/SIS Ägarservice

Skandinaviska Enskilda Banken AB (publ)
106 40 Stockholm, Sweden
Telephone: +46 8 763 80 00
Corporate organisation number: 502032-9081

PRESS RELEASE STOCKHOLM 9 FEBRUARY 2005 File no: 82-3637

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business. Operations comprise unit-linked and traditional insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv has 1.5 million customers, 1,150 employees and operates in Sweden, Denmark, Ireland, Luxembourg, UK and Finland. Sales are directed towards Nordic customers.

In 2004 Codan Pension was acquired and a branch to the Irish company was opened in Luxembourg.

In 2005 the SEB life insurance operations in the Baltic countries will be reported in this appendix, to get a full picture of the SEB Groups whole life insurance business. Their respective result will continue to be part of their respective bank's result.

SEB Trygg Liv Sweden

The Swedish operations are conducted partly according to a bank-assurance concept, i.e. an integrated banking and insurance business, and partly through insurance brokers. The purpose of the bank-assurance concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to more than 40 per cent.

Improved market position

Sales focus is on unit-linked, which represents some 90 per cent of total sales. SEB Trygg Liv is the market leader in Sweden within new business unit-linked insurance with a share of 34.6 per cent (29.5) as of 31 December 2004.

Distribution channels are SEB's branch offices, own sales force and insurance brokers. The insurance brokers part is 70 per cent of total sales.

Growing occupational pension business

Corporate sales have gradually grown to an increasing share of total sales and represents close to 80 per cent.

SEB Trygg Liv is the market leader within new business unit-linked occupational pension, with a share of 34.1 per cent (28.1) as of 31 December 2004.

SEB Trygg Liv also offers administration and management of pension foundations. SEB Trygg Liv Pensionstjänst (Pension Service) is the leading Swedish company in this field.

Also strong in the private market

In the private market SEB Trygg Liv has a strong position within new business unit-linked endowment insurance with a market share of 35.5 per cent (32.3).

Sales of private pension savings are relatively stable and SEB's sales in this area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings based on payments.

Gamla and Nya Livförsäkringsaktiebolaget

The traditional insurance business is operated in Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. The entities are operated according to mutual principles and are not consolidated with the SEB Trygg Liv Holding Group. Gamla Livförsäkringsaktiebolaget is closed for new business. Nya Livförsäkringsaktiebolaget was founded in 1997 and is open for new business.

The policy holder organisation, the Trygg Foundation, has the purpose to secure policy holders' influence in Gamla Livförsäkringsaktiebolaget. The Trygg Foundation is entitled to;

- Appoint two Members of the Board of Gamla Livförsäkringsaktiebolaget and, jointly with SEB, to appoint the Chairman of the Board, which has five members.
- Appoint the majority of Members and the Chairman of the Finance Delegation, which is responsible for asset management within Gamla Livförsäkringsaktiebolaget.

SEB Life

The operations of the Irish company SEB Life (Ireland) are focused primarily on sales of Portfolio Bond, the international endowment insurance, and the new product Personal Life Portfolio Bond (endowment pension). Sales are concentrated mainly in the Swedish market. During 2004, the company opened a branch office in Luxembourg, with sales focused on Swedes living abroad.

Sales during 2004 rose to SEK 818m (76), most attributable to sales during December and the new Personal Life Portfolio Bond product.

SEB Trygg Liv also has a company in the UK, SEB Trygg Life (UK). The company manages a portfolio of unit-linked insurance policies, most of which were developed during the 1990s when many Swedes invested their savings in foreign insurance products. The company has no new sales today.

Codan Pension, Denmark

The acquisition of Codan Pension was part of SEB's ambition to strengthen its position in northern Europe and within the area of life insurance. The acquisition was completed according to plan on 1 October, 2004. The SEB Trygg Liv Group hereby got a second home market, the Danish one, adding approximately 400 employees and some 300,000 customers.

Growing occupational pension market

The Danish occupational pension market has achieved annual growth of 10 percent since 2000, while the private market has shown virtually zero-growth. Codan Pension's growth rate within occupational pension has been in the range of 15-18 percent in recent years, and the company has taken market shares, accordingly. Measured in premium income, Codan Pension is the fourth largest life insurance company in Denmark, with a market share of 9 percent of the commercial market.

Distribution

The insurance companies typically have specialised private pension sales units, such as Codan Pension, that concentrate primarily on high-salaried groups and customers with qualified advisory requirements.

Brokers and the insurance companies' corporate sales personnel comprise the two dominant sales channels in the occupational pension market.

Codan Pension's products

Codan Pension sells savings, life and disability insurance to private individuals and corporate clients via proprietary private and corporate salespersons, via Codan Forsikring (general insurance) and via insurance brokers.

Savings insurance is available both as unit-linked and traditional insurance (in profit-distributing companies). In the private market, unit-linked insurance accounts for a major part of sales, while a large share of the corporate market consists of traditional insurance, since certain companies, still do not allow unit-linked insurance as a part of an occupational pension plan.

Within the framework of unit-linked insurance, Codan Pension launched Market Pension in 2004 for customers who want a managed suitable investment profile, with regard to age and anticipated retirement date.

Traditional insurance is offered within a profit-distributing company. The company is well consolidated and the bonus rate on new premiums is 5 per cent in 2005. The equity share in the portfolio writing new business was around 30 per cent at year-end 2004.

Sales volume insurance (weighted) **excluding Codan Pension**

SEK M	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Total	**7 254**	**5 820**	**8 210**	**8 338**	**7 725**	**6 366**
Traditional life insurance	606	518	664	751	811	988
Unit-linked insurance	6 648	5 302	7 546	7 587	6 914	5 378
Private paid	2 596	1 089	1 390	2 064	2 040	1 359
Corporate paid	4 658	4 731	6 820	6 274	5 685	5 007
Single premium	1 424	472	790	965	898	600
Regular premium	5 830	5 348	7 420	7 373	6 827	5 766

Premium income and Assets under management, **excluding Codan Pension**

SEK M	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Premium income						
Total	**4 623**	**3 059**	**3 463**	**3 961**	**3 961**	**2 873**
Traditional insurance	1 296	827	904	1 021	1 487	862
Unit-linked insurance	3 327	2 232	2 559	2 940	2 474	2 011
Assets under managemant						
Total	**232 900**	**224 400**	**223 800**	**224 700**	**214 300**	**205 200**
Traditional insurance	166 800	161 700	161 200	163 300	157 900	153 200
Whereof Gamla Liv	*155 700*	*151 000*	*150 700*	*152 800*	*147 800*	*143 300*
Nya Liv	*11 100*	*10 700*	*10 500*	*10 500*	*10 100*	*9 900*
Unit-linked insurance	66 100	62 700	62 600	61 400	56 400	52 000

Assets of traditional insurance are presented as *net assets*. Net assets are defined as Investments after deduction for other financial assets and liabilities. SEK 77bn of assets under management within Codan Pension are not included.

New business profit, **excluding Codan Pension**

SEK M	Full year 2004	Full year 2003	Full year 2002	Full year 2001
Sales volume weighted (regular+single/10)	**2 962**	**2 765**	**2 391**	**2 865**
Present value of new sales (9% discount rate*)	1 525	1 409	1 181	1 347
Selling expenses	-947	-909	-801	-1 029
Profit - new business	**578**	**500**	**380**	**318**
Sales margin - new business	19.5%	18.1%	15.9%	11.1%

One way to analyse the result of sales efforts is to determine the sales margin for new business. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume .

*) Changed to 8 per cent at the end of 2004.

Profit and loss account, **excluding Codan Pension**

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Administration agreements, traditional insurance	108	98	97	101	110	100
Unit-linked insurance	296	279	279	268	250	236
Other	40	40	34	52	46	37
Total income	**444**	**417**	**410**	**421**	**406**	**373**
Operating expenses	-381	-328	-400	-408	-380	-339
Capitalisation of acquisition costs, net	66	40	84	83	51	48
Goodwill and other	-15	-21	-10	-15	-13	-19
Total costs	**-330**	**-309**	**-326**	**-340**	**-342**	**-310**
Result associated companies	0	-2	-3	-3	0	-1
Operating result	**114**	**106**	**81**	**78**	**64**	**62**
Change in surplus values, gross	597	305	419	422	515	866
Deferred acquisition costs, net	-66	-40	-84	-83	-51	-48
Total business result	**645**	**371**	**416**	**417**	**528**	**880**
Change in assumptions [1]	789				-35	
Financial effects due to short term fluctuations	108	-147	-86	226	121	72
Total result net	1 542	224	330	643	614	952
Expense ratio, % [2]	8.3	10.7	11.6	10.3	9.6	11.8
Return on allocated capital, % [3]	39.5	23.2	26.6	27.3	35.4	58.9

[1] Changes in assumptions, see headline below – Calculation of surplus values and changes in surplus values.

[2] Operating expenses as percentage of premiums paid.

[3] Total business result in relation to allocated capital, annual basis after deduction of 28 per cent theoretical tax.

Surplus value

Surplus values are the present values of future profits from written insurance policies. They are calculated to better evaluate the profitability of a life insurance business since an insurance policy often has a long duration. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale. That leads to an imbalance between income and costs at the time when a policy is signed.

SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting. The reporting is according to international praxis and is revised by an external party.

Calculation of surplus value and changes in surplus value

The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

As an example the discount rate has been lowered from 9 to 8 per cent as per 31 December 2004 as a consequence of the declining interest rate development. The assumptions used are after this adjustment more in line with domestic and international competitors. The effect on total surplus values (SEK 789m) can be found in the profit and loss account at "Change in assumptions".

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect of SEK -911/+1,069m

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus value of SEK +951/-834m.

Discount rate	8%
Surrender of endowment insurance contracts	5%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation CPI / Inflation expenses	2% / 3%
Right to transfer policy (unit-linked)	1%
Mortality	According to industry experience

Surplus value accounting, **excluding Codan Pension**

Balance (after deduction of Capitalised acquisition Cost), SEK M	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Opening balance [5]	**6 143**	**6 025**	**5 776**	**5 211**	**4 661**	**3 771**
Present value of new sales [1]	366	310	414	435	419	351
Return on existing policies	169	171	172	179	116	117
Realised surplus value in existing policies	-177	-175	-174	-175	-122	-121
Actual outcome compared to assumptions [2]	239	-1	7	-17	102	519
Change in surplus values from ongoing business, gross	**597**	**305**	**419**	**422**	**515**	**866**
Capitalisation of acquisition cost for the period	-171	-135	-178	-171	-155	-148
Amortisation of capitalised acquisition cost	105	95	94	88	104	100
Change in surplus values from ongoing business, net [3]	**531**	**265**	**335**	**339**	**464**	**818**
Change in assumptions	789	0	0	0	-35	0
Financial effects due to short term market fluctuations [4]	108	-147	-86	226	121	72
Total change in surplus values	**1 428**	**118**	**249**	**565**	**550**	**890**
Closing balance [5]	**7 571**	**6 143**	**6 025**	**5 776**	**5 211**	**4 661**

[1] Sales defined as new contracts and extra premiums in existing contracts.
[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.
[3] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.
[4] Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.
[5] Estimated surplus value according to the above is not included in the statutory balance sheet. Capitalised acquisition costs (SEK 1,970m by 31 December 2004) are deducted from the surplus value closing balance.

Codan Pension

	Full year 2004	Full year 2003
Premium income, SEK M		
Single premium	1 066	798
Regular premium	3 539	3 392
Total	**4 605**	**4 190**
Traditional insurance	4 053	3 898
Unit-linked insurance	552	292
Total	**4 605**	**4 190**
Assets under management, SEK bn		
Traditional insurance	76.0	73.0
Unit-linked insurance	1.0	0.4
Total	**77.0**	**73.4**
Operating result, SEK M	**328**	**385**
Expense ratio, %	**10.6**	**19.2**
Total return, %	**10.4**	**6.8**

Key figures

SEK m	31 Dec 2004	31 Dec 2003	31 Dec 2002	31 Dec 2001
Equity	6 681 [1)]	2 952	2 960	2 797
Surplus value [2)]	7 571	5 211	3 270	4 141

1) Including Codan Pension
2) Excluding Codan Pension

Traditional insurance, Sweden

As per 31 December 2004	Gamla Liv	Nya Liv
Assets under management, net assets, SEK m	155 700	11 100
Result of the period, SEK m	13 432	211
Premium income, SEK m	2 749	1 299
Collective consolidation ratio[1)] retrospective reserve, %	106	101
Bonus rate, %	4	3
Solvency ratio [2)], %	164	109
Capital base, SEK m	60 810	896
Required solvency margin, SEK m	4 030	483
Solvency quota [3)]	15.1	1.9
Total return, %	10.2	5.2
Share of equities/equity exposure, %	35	0
Share of fixed income, %	56	100
Share of real estate, %	9	0

[1)] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and not-guaranteed values.
[2)] The company's net assets (incl. share capital and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.
[3)] Quota capital base/required solvency margin.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEK bn

(before provisions for possible credit losses)

	Total			
	31 Dec 2004	%	31 Dec 2003*	%
Banks [1]	**205.9**	**18.2%**	**194.2**	**18.7%**
Corporate	**346.0**	**30.4%**	**328.5**	**31.5%**
Finance and insurance	42.3	3.7%	38.2	3.7%
Wholesale and retail	42.1	3.7%	36.7	3.5%
Transportation	30.7	2.7%	26.8	2.6%
Other service industries	52.9	4.7%	45.5	4.4%
Construction	10.7	0.9%	10.9	1.0%
Manufacturing	78.4	6.9%	73.2	7.0%
Other	88.9	7.8%	97.2	9.3%
Property Management	**146.2**	**12.9%**	**123.3**	**11.9%**
Public Sector [2]	**164.2**	**14.5%**	**144.6**	**13.9%**
Households	**272.0**	**24.0%**	**249.1**	**24.0%**
Mortgage loans	206.6	18.2%	184.1	17.7%
Other	65.4	5.8%	65.0	6.3%
Total credit portfolio	**1,134.3**	**100.0%**	**1,039.7**	**100.0%**
Other credit exposure:				
Repos	**172.6**		**119.0**	
Credit institutions	93.8		59.5	
General public	78.8		59.5	
Bonds and other interest bearing securities	**263.7**		**189.3**	

* December 2003 figures have been revised due to implementation of refined credit portfolio analysis tool in March 2004.

1) Including National Debt Office
2) Including state- and municipality-owned companies

Credit Exposure*, Emerging Markets, SEK bn

	31 Dec 2004	31 Dec 2003
Asia	**6.9**	**7.1**
Hong Kong	2.0	2.0
Korea	1.4	1.3
China	1.3	2.1
Latin America	**1.6**	**1.9**
Brazil	0.9	0.8
Eastern and Central Europe	**2.2**	**1.1**
Russia	0.7	0.2
Africa and Middle East	**3.5**	**2.5**
Iran	1.4	1.3
Turkey	0.4	0.3
Total - gross	**14.2**	**12.7**
Reserve	0.7	0.9
Total - net	**13.5**	**11.8**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Capital base for the SEB Financial Group of Undertakings

SEK m	December 2004	December 2003
Shareholders' equity in the balance sheet	51 008	48 464
./. Proposed dividend to be decided by the Annual General Meeting	-3 065	-2 818
./. Propesed dividend attributable to repurchased shares	157 [1]	
./. Deduction from the financial group of undertakings	-1 162 [2]	-1 205
= Shareholders' equity in the capital adequacy	**46 938**	**44 441**
Core capital contribution	3 314	1 815
Minority interest	869	1 630
./. Goodwill	-5 106 [3]	-5 246
./. Other intangible assets	-495	
./. Deferred tax assets	-1 254	
= Core capital (tier 1)	**44 266**	**42 640**
Dated subordinated debt	21 845	16 978
./. Deduction for remaining maturity	-949	-1 719
Perpetual subordinated debt	5 377	5 731
= Supplementary capital (tier 2)	**26 273**	**20 990**
./. Deductions for investments in insurance companies	-11 459 [4]	-8 459
./. Deductions for other investments outside the financial group of undertakings	-401	-422
= Capital base	**58 679**	**54 749**

To note:

Dividends attributable to shares that were repurchased for capital management reasons, or to hedge employee stock option programmes (1), do not affect the capital base. (The corresponding adjustment was not made at year end 2003.)

The deduction (2) from shareholders' equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill related to insurance acquisitions (SEK 5,303m) is reflected in the deduction of investments in insurance companies from the capital base (4).

On 31 December 2004 the parent company's core capital (tier 1) was SEK 36,670m (35,984), and the corresponding core capital ratio was 17.2 per cent (18.0).

Appendix 4 Risk and capital management

To best use the capital of the Group, and to evaluate profitability in the divisions, SEB uses an economic capital ("Capital at Risk") model. CAR represents an assessment of the risk that the operations of the Group imply at each given point in time. It is based on statistical probability calculations of the Group's various types of risk; i.e. credit, market, insurance, operational and business risks. CAR is well in line with the forthcoming changes of the capital adequacy rules which are being finalised by EU and national authorities. When allocating capital to divisions, CAR, like the legal capital requirement, is an important parameter. When calculating the return on capital of the divisions their respective results, after an assumed tax rate of 28 per cent, are put in relation to the allocated capital.

The Group's total, diversified CAR was SEK 44.3bn (39.6) at the end of the year. Credit risk constituted the larger portion of this with 63 per cent. Market risk, operational / business risk and insurance risk contribute with 8, 14, and 15 per cent respectively. Increases during 2004 are mainly credit related, and in line with the decided business plan. The Group's capital policy prescribes the allowed CAR level, relative to available capital.

The Group's risk taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a level of 99 per cent probability and a ten-day period. The table below shows the risk by risk type. The lower VaR compared to 2003 was due to lower volatility on the interest rate markets, and to lowered positions in the trading book. Also when comparing the fourth quarter of 2004 with the third, lower interest rate volatility results in a VaR reduction.

An increase of the market interest rates with one percentage point would, as per year-end, have implied a value decrease of the Group's interest bearing assets and liabilities, including derivatives, by SEK 2,800m (2,800).

SEK m	Min	Max	31 Dec 2004	Average 2004	Average 2003
Interest risk	25	100	41	60	105
Currency risk	3	37	16	16	23
Equity risk	2	68	5	16	10
Diversification			-18	-28	-32
Total	**28**	**108**	**44**	**64**	**106**

The SEB Group
Total

SEK m	Q 4 2004	Q 3 2004	Q 2 2004	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Full year 2004	Full year 2003
Net interest income	3 381	3 346	3 352	3 442	3 498	3 520	3 387	3 377	13 521	13 782
Net commission income	2 956	2 620	2 871	2 852	2 718	2 576	2 484	2 440	11 299	10 218
Net result of financial transactions	532	384	430	830	640	412	542	490	2 176	2 084
Other income	379	307	364	179	257	190	268	272	1 229	987
Total income	**7 248**	**6 657**	**7 017**	**7 303**	**7 113**	**6 698**	**6 681**	**6 579**	**28 225**	**27 071**
Staff costs	-2 751	-2 683	-2 737	-2 741	-2 623	-2 579	-2 632	-2 665	-10 912	-10 499
Other operating costs	-1 746	-1 459	-1 573	-1 540	-1 661	-1 522	-1 489	-1 519	-6 318	-6 191
Amortisation of goodwill	-143	-151	-210	-151	-153	-153	-160	-150	-655	-616
Depreciation and write-downs	-212	-170	-183	-188	-210	-201	-201	-217	-753	-829
Merger and restructuring costs		-39	-49	-75					-163	
Total costs	**-4 852**	**-4 502**	**-4 752**	**-4 695**	**-4 647**	**-4 455**	**-4 482**	**-4 551**	**-18 801**	**-18 135**
Net credit losses etc *	-188	-166	-135	-212	-330	-273	-189	-214	-701	-1 006
Write-downs of financial fixed assets	-28	-4	1		-43	-1	-16	-4	-31	-64
Net result from associated companies	8	5	9	-1	32	-8	-5		21	19
Operating result from insurance operations	334	98	60	68	69	43	-16	-18	560	78
Operating result	**2 522**	**2 088**	**2 200**	**2 463**	**2 194**	**2 004**	**1 973**	**1 792**	**9 273**	**7 963**

* including change in value of seized assets

Corporate & Institutions
Total

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	1 141	1 107	1 127	1 185	1 164	1 135	1 148	1 156	4 560	4 603
Net commission income	953	915	1 027	993	986	852	902	919	3 888	3 659
Net result of financial transactions	421	267	406	685	545	382	495	387	1 779	1 809
Other income	80	109	46	52	50	4	73	80	287	207
Total income	**2 595**	**2 398**	**2 606**	**2 915**	**2 745**	**2 373**	**2 618**	**2 542**	**10 514**	**10 278**
Staff costs	-923	-852	-878	-903	-893	-783	-802	-821	-3 556	-3 299
Other operating costs	-621	-542	-603	-543	-540	-518	-553	-560	-2 309	-2 171
Amortisation of goodwill	-15	-13	-13	-13	-14	-13	-14	-15	-54	-56
Depreciation and write-downs	-29	-20	-22	-20	-28	-25	-31	-27	-91	-111
Total costs	**-1 588**	**-1 427**	**-1 516**	**-1 479**	**-1 475**	**-1 339**	**-1 400**	**-1 423**	**-6 010**	**-5 637**
Net credit losses etc	42	-13	-6	-39	-70	-52	-5	-59	-16	-186
Write-downs of financial fixed assets							-10	-4		-14
Intra-group minority interest					-11	-3	-4	-8		-26
Operating result	**1 049**	**958**	**1 084**	**1 397**	**1 189**	**979**	**1 199**	**1 048**	**4 488**	**4 415**

Corporate & Institutions
SEB Trygi ryvwe

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	1 136	1 097	1 115	1 152	1 168	1 139	1 159	1 160	4 500	4 626
Net commission income	635	676	728	625	671	559	612	603	2 664	2 445
Net result of financial transactions	380	254	385	664	495	341	475	357	1 683	1 668
Other income	68	107	33	51	46	28	35	62	259	171
Total income	**2 219**	**2 134**	**2 261**	**2 492**	**2 380**	**2 067**	**2 281**	**2 182**	**9 106**	**8 910**
Staff costs	-671	-700	-692	-674	-695	-620	-615	-630	-2 737	-2 560
Other operating costs	-516	-452	-505	-446	-457	-416	-454	-454	-1 919	-1 781
Depreciation and write-downs	-22	-12	-13	-11	-16	-12	-17	-13	-58	-58
Total costs	**-1 209**	**-1 164**	**-1 210**	**-1 131**	**-1 168**	**-1 048**	**-1 086**	**-1 097**	**-4 714**	**-4 399**
Net credit losses etc	41	-12	-6	-39	-71	-52	-1	-59	-16	-183
Write-downs of financial fixed assets							-10	-4		-14
Intra-group minority interest					-11	-3	-4	-8		-26
Operating result	**1 051**	**958**	**1 045**	**1 322**	**1 130**	**964**	**1 180**	**1 014**	**4 376**	**4 288**

Corporate & Institutions
Enskilda Securities

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	5	10	12	33	-4	-4	-11	-4	60	-23
Net commission income	318	239	299	368	315	293	290	316	1 224	1 214
Net result of financial transactions	41	13	21	21	50	41	20	30	96	141
Other income	12	2	13	1	4	-24	38	18	28	36
Total income	**376**	**264**	**345**	**423**	**365**	**306**	**337**	**360**	**1 408**	**1 368**
Staff costs	-252	-152	-186	-229	-198	-163	-187	-191	-819	-739
Other operating costs	-105	-90	-98	-97	-83	-102	-99	-106	-390	-390
Amortisation of goodwill	-15	-13	-13	-13	-14	-13	-14	-15	-54	-56
Depreciation and write-downs	-7	-8	-9	-9	-12	-13	-14	-14	-33	-53
Total costs	**-379**	**-263**	**-306**	**-348**	**-307**	**-291**	**-314**	**-326**	**-1 296**	**-1 238**
Net credit losses etc	1	-1			1		-4			-3
Operating result	**-2**	**0**	**39**	**75**	**59**	**15**	**19**	**34**	**112**	**127**

Nordic Retail & Private Banking
uE t}

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	1 114	1 118	1 050	1 092	1 081	1 074	1 048	1 044	4 374	4 247
Net commission income	1 034	877	925	944	920	852	798	756	3 780	3 326
Net result of financial transactions	44	33	42	46	37	41	39	34	165	151
Other income	94	21	28	29	36	31	71	35	172	173
Total income	**2 286**	**2 049**	**2 045**	**2 111**	**2 074**	**1 998**	**1 956**	**1 869**	**8 491**	**7 897**
Staff costs	-719	-738	-705	-679	-658	-650	-643	-623	-2 841	-2 574
Other operating costs	-649	-560	-609	-611	-635	-572	-596	-589	-2 429	-2 392
Amortisation of goodwill	-11	-13	-12	-12	-13	-12	-12	-15	-48	-52
Depreciation and write-downs	-19	-9	-9	-10	-22	-9	-13	-11	-47	-55
Total costs	**-1 398**	**-1 320**	**-1 335**	**-1 312**	**-1 328**	**-1 243**	**-1 264**	**-1 238**	**-5 365**	**-5 073**
Net credit losses etc	-66	-43	-41	-44	-75	-25	-51	-43	-194	-194
Intra-group minority interest					-6	-6	-4	-1		-17
Operating result	**822**	**686**	**669**	**755**	**665**	**724**	**637**	**587**	**2 932**	**2 613**

Nordic Retail & Private Banking
Retail Banking

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full-year 2004	Full-year 2003
Net interest income	943	945	884	930	922	918	911	916	3 702	3 667
Net commission income	367	287	327	361	314	288	248	234	1 342	1 084
Net result of financial transactions	35	28	36	39	31	34	32	28	138	125
Other income	1	14	20	25	9	10	45	14	60	78
Total income	**1 346**	**1 274**	**1 267**	**1 355**	**1 276**	**1 250**	**1 236**	**1 192**	**5 242**	**4 954**
Staff costs	-449	-476	-451	-431	-415	-404	-418	-384	-1 807	-1 621
Other operating costs	-430	-387	-421	-452	-428	-389	-400	-394	-1 690	-1 611
Depreciation and write-downs	-7	2	-4	-4	-14	-1	-3	-2	-13	-20
Total costs	**-886**	**-861**	**-876**	**-887**	**-857**	**-794**	**-821**	**-780**	**-3 510**	**-3 252**
Net credit losses etc	-29	-19	-15	-19	-48	4	-8	-17	-82	-69
Operating result	**431**	**394**	**376**	**449**	**371**	**460**	**407**	**395**	**1 650**	**1 633**

Nordic Retail & Private Banking
Private Banking

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full-year 2004	Full-year 2003
Net interest income	69	70	69	71	76	73	75	75	279	299
Net commission income	228	196	213	223	228	206	186	170	860	790
Net result of financial transactions	9	5	6	7	6	7	7	6	27	26
Other income		-1	2	-1	1	1		2		4
Total income	**306**	**270**	**290**	**300**	**311**	**287**	**268**	**253**	**1 166**	**1 119**
Staff costs	-118	-116	-117	-116	-117	-117	-113	-120	-467	-467
Other operating costs	-42	-40	-44	-32	-56	-53	-63	-65	-158	-237
Depreciation and write-downs	-5	-2	-2	-2	-3	-3	-3	-3	-11	-12
Total costs	**-165**	**-158**	**-163**	**-150**	**-176**	**-173**	**-179**	**-188**	**-636**	**-716**
Net credit losses etc	-2			2	-1		-1			-2
Intra-group minority interest					-6	-6	-4	-1		-17
Operating result	**139**	**112**	**127**	**152**	**128**	**108**	**84**	**64**	**530**	**384**

Nordic Retail & Private Banking
SEB Kort

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	102	103	97	91	83	83	62	53	393	281
Net commission income	435	395	381	351	378	358	364	352	1 562	1 452
Other income	97	7	10	14	26	20	26	19	128	91
Total income	**634**	**505**	**488**	**456**	**487**	**461**	**452**	**424**	**2 083**	**1 824**
Staff costs	-152	-146	-137	-132	-126	-129	-112	-119	-567	-486
Other operating costs	-177	-133	-144	-127	-151	-130	-133	-130	-581	-544
Amortisation of goodwill	-11	-13	-12	-12	-13	-12	-12	-15	-48	-52
Depreciation and write-downs	-7	-9	-3	-4	-5	-5	-7	-6	-23	-23
Total costs	**-347**	**-301**	**-296**	**-275**	**-295**	**-276**	**-264**	**-270**	**-1 219**	**-1 105**
Net credit losses etc	-35	-24	-26	-27	-26	-29	-42	-26	-112	-123
Operating result	**252**	**180**	**166**	**154**	**166**	**156**	**146**	**128**	**752**	**596**

SEB AG Group
Adapted to Swedish Accounting Principles and based on allocated capital

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	979	955	951	946	958	1 025	970	973	3 831	3 926
Net commission income	560	459	491	487	454	492	419	414	1 997	1 779
Net result of financial transactions	-52	16	-22	95	54	-20	25	46	37	105
Other income	98	48	25	31	106	45	34	69	202	254
Total income	**1 585**	**1 478**	**1 445**	**1 559**	**1 572**	**1 542**	**1 448**	**1 502**	**6 067**	**6 064**
Staff costs	-621	-609	-612	-618	-618	-679	-710	-710	-2 460	-2 717
Other operating costs	-438	-405	-413	-439	-465	-391	-368	-419	-1 695	-1 643
Depreciation and write-downs	-67	-50	-53	-53	-67	-58	-61	-64	-223	-250
Merger and restructuring costs		-39	-49	-75					-163	
Total costs	**-1 126**	**-1 103**	**-1 127**	**-1 185**	**-1 150**	**-1 128**	**-1 139**	**-1 193**	**-4 541**	**-4 610**
Net credit losses etc	-146	-112	-78	-110	-180	-209	-149	-97	-446	-635
Write-downs of financial fixed assets					-2					-2
Net result from associated companies					17	10	8	5		40
Operating result	**313**	**263**	**240**	**264**	**257**	**215**	**168**	**217**	**1 080**	**857**

German Retail & Mortgage Banking

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	760	796	804	786	825	894	837	842	3 146	3 398
Net commission income	390	298	319	330	290	353	287	286	1 337	1 216
Net result of financial transactions	22	41	-58	78	25	-49	-10	17	83	-17
Other income	97	52	32	30	103	35	31	52	211	221
Total income	**1 269**	**1 187**	**1 097**	**1 224**	**1 243**	**1 233**	**1 145**	**1 197**	**4 777**	**4 818**
Staff costs	-498	-504	-507	-520	-505	-587	-619	-620	-2 029	-2 331
Other operating costs	-337	-305	-312	-357	-345	-282	-266	-300	-1 311	-1 193
Depreciation and write-downs	-67	-45	-50	-49	-64	-55	-57	-60	-211	-236
Merger and restructuring costs		-39	-49	-75					-163	
Total costs	**-902**	**-893**	**-918**	**-1 001**	**-914**	**-924**	**-942**	**-980**	**-3 714**	**-3 760**
Net credit losses etc	-146	-113	-76	-110	-188	-173	-115	-97	-445	-573
Write-downs of financial fixed assets					-2					-2
Net result from associated companies					17	10	8	5		40
Operating result	**221**	**181**	**103**	**113**	**156**	**146**	**96**	**125**	**618**	**523**

Eastern European Banking

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	400	398	390	372	360	350	345	315	1 560	1 370
Net commission income	206	193	191	170	167	176	172	144	760	659
Net result of financial transactions	65	53	40	51	39	51	61	54	209	205
Other income	4	17	14	16	51	20	26	11	51	108
Total income	**675**	**661**	**635**	**609**	**617**	**597**	**604**	**524**	**2 580**	**2 342**
Staff costs	-177	-175	-175	-179	-168	-174	-179	-173	-706	-694
Other operating costs	-148	-131	-124	-111	-148	-136	-114	-105	-514	-503
Amortisation of goodwill	-12	-12	-13	-12	-12	-13	-12	-12	-49	-49
Depreciation and write-downs	-47	-50	-50	-49	-51	-47	-48	-50	-196	-196
Total costs	**-384**	**-368**	**-362**	**-351**	**-379**	**-370**	**-353**	**-340**	**-1 465**	**-1 442**
Net credit losses etc	-24	-30	-12	-19	2	-23	-47	-16	-85	-84
Write-downs of financial fixed assets		-2	-1	1	-1	1	-3		-2	-3
Net result from associated companies	11	14	12	11	22	-1	-1	10	48	30
Operating result from insurance operations	12	6	3	10	2	6	6	2	31	16
Operating result	**290**	**281**	**275**	**261**	**263**	**210**	**206**	**180**	**1 107**	**859**

SEB Asset Management

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	21	20	17	19	22	20	22	19	77	83
Net commission income	434	326	383	373	322	319	290	304	1 516	1 235
Net result of financial transactions	3	2	3	1	2	-2	2	1	9	3
Other income	4	10	1	7	9	-1	3	7	22	18
Total income	**462**	**358**	**404**	**400**	**355**	**336**	**317**	**331**	**1 624**	**1 339**
Staff costs	-99	-125	-125	-122	-129	-125	-125	-142	-471	-521
Other operating costs	-100	-82	-87	-89	-91	-71	-79	-89	-358	-330
Amortisation of goodwill	-1	-1		-1	-1	-2	-2	-2	-3	-7
Depreciation and write-downs	-4	-5	-5	-5	-6	-7	-8	-5	-19	-26
Total costs	**-204**	**-213**	**-217**	**-217**	**-227**	**-205**	**-214**	**-238**	**-851**	**-884**
Operating result	**258**	**145**	**187**	**183**	**128**	**131**	**103**	**93**	**773**	**455**

SEB Trygg Liv

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Administration traditional life insurance	108	98	97	101	109	100	95	97	404	401
Unit-linked insurance	306	279	278	268	250	236	195	181	1 131	862
Risk operations and other	279	40	35	52	47	37	54	49	406	187
Total income	**693**	**417**	**410**	**421**	**406**	**373**	**344**	**327**	**1 941**	**1 450**
Operating expenses	-482	-328	-400	-408	-380	-339	-381	-353	-1 618	-1 453
Capitalisation of acquisition costs	66	40	84	83	51	48	70	53	273	222
Goodwill and other costs	-34	-21	-10	-15	-13	-19	-14	-14	-80	-60
Total costs	**-450**	**-309**	**-326**	**-340**	**-342**	**-310**	**-325**	**-314**	**-1 425**	**-1 291**
Net result from associated companies		-2	-3	-3		-1	-4	-5	-8	-10
Operating result	**243**	**106**	**81**	**78**	**64**	**62**	**15**	**8**	**508**	**149**
Change in surplus values	531	265	335	339	464	818	213	244	1 470	1 739
Business result	**774**	**371**	**416**	**417**	**528**	**880**	**228**	**252**	**1 978**	**1 888**
Change in assumptions	789				-35		-59		789	-94
Financial effects due to short term fluctuations	108	-147	-86	226	121	72	441	-338	101	296
Total result	**1 671**	**224**	**330**	**643**	**614**	**952**	**610**	**-86**	**2 868**	**2 090**

The operating result is consolidated on one-line in the Group accounts; 'Operating result from insurance operations'.

Other and eliminations

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Net interest income	-55	-93	-36	-12	46	47	-13	1	-196	81
Net commission income	-61	11	26	42	33	24	35	31	18	123
Net result of financial transactions	-23	-12	-3	-31	-8	-11	-45	-3	-69	-67
Other income	100	98	243	45	8	101	64	87	486	260
Total income	**-39**	**4**	**230**	**44**	**79**	**161**	**41**	**116**	**239**	**397**
Staff costs	-335	-289	-347	-338	-270	-260	-264	-286	-1 309	-1 080
Other operating costs	109	161	162	171	98	57	119	124	603	398
Amortisation of goodwill	-104	-112	-172	-113	-113	-113	-120	-106	-501	-452
Depreciation and write-downs	-46	-41	-47	-55	-39	-58	-44	-64	-189	-205
Total costs	**-376**	**-281**	**-404**	**-335**	**-324**	**-374**	**-309**	**-332**	**-1 396**	**-1 339**
Net credit losses etc	6	33			1		29	1	39	31
Write-downs of financial fixed assets	-28	-2	2	-1	-40	-2	-3		-29	-45
Net result from associated companies	-3	-9	-3	-12	10	-8	-4	-6	-27	-8
Operating result from insurance operations	79	-14	-24	-20	3	-25	-37	-28	21	-87
Operating result	**-361**	**-269**	**-199**	**-324**	**-271**	**-248**	**-283**	**-249**	**-1 153**	**-1 051**

The SEB Group
Net commission income

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Issue of securities	7	7	21	22	91	25	20	29	57	165
Advisory	146	90	139	144	123	55	101	107	519	386
Secondary market shares	365	310	353	470	376	338	312	310	1 498	1 336
Secondary market other	85	68	128	54	49	42	56	43	335	190
Derivatives	44	48	104	103	62	71	74	74	299	281
Custody and mutual fund	761	616	719	682	622	580	546	526	2 778	2 274
Payment fees	263	243	238	241	247	254	237	259	985	997
Card fees	703	659	625	575	605	574	584	559	2 562	2 322
Lending	145	206	194	122	210	120	164	159	667	653
Deposits	18	16	16	17	18	17	16	16	67	67
Guarantees	34	37	35	35	30	30	30	32	141	122
Other	112	170	109	196	140	238	178	175	587	731
SEB AG and The Baltic banks	882	794	850	756	735	771	682	643	3 282	2 831
Commission income	**3 565**	**3 264**	**3 531**	**3 417**	**3 308**	**3 115**	**3 000**	**2 932**	**13 777**	**12 355**
Securities	-34	-26	-57	-27	-17	-12	-14	-16	-144	-59
Payments	-339	-327	-306	-295	-304	-284	-292	-275	-1 267	-1 155
Other	-111	-133	-114	-129	-142	-130	-111	-115	-487	-498
SEB AG and The Baltic banks	-125	-158	-183	-114	-127	-113	-99	-86	-580	-425
Commission costs	**-609**	**-644**	**-660**	**-565**	**-590**	**-539**	**-516**	**-492**	**-2 478**	**-2 137**
Securities	1 158	975	1 164	1 201	1 121	973	920	892	4 524	3 906
Payments	627	575	557	521	548	544	529	543	2 280	2 164
Other	414	434	483	488	441	401	452	448	1 793	1 742
SEB AG and The Baltic banks	757	636	667	642	608	658	583	557	2 702	2 406
Net commission income	**2 956**	**2 620**	**2 871**	**2 852**	**2 718**	**2 576**	**2 484**	**2 440**	**11 299**	**10 218**

The SEB Group
Net result of financial transactions

SEK m	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Full year 2004	Full year 2003
Skandinaviska Enskilda Banken	-32	-10	17	194	-60	-52	30	58	169	-24
Enskilda Securities	40	13	23	22	49	41	15	39	98	144
SEB AG *	-64	-4	-34	76	-8	-41	-3	4	-26	-48
The Baltic banks and other	-83	4	-9	45	39		36	41	-43	116
Realised and unrealised	**-139**	**3**	**-3**	**337**	**20**	**-52**	**78**	**142**	**198**	**188**
Fx trading / exchange rate changes	671	379	433	492	620	464	464	348	1 975	1 896
Redemptions of bonds		2		1					3	
Net result of financial transactions	**532**	**384**	**430**	**830**	**640**	**412**	**542**	**490**	**2 176**	**2 084**

* Includes redemption of bonds